FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca announces non-executive changes, retirement of chairman and appointment of successor”, dated 1 March 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 March 2012.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 March 2012.

4.	Press release entitled, “AstraZeneca PLC irrevocable, non-discretionary share repurchase programme”, dated 2 March 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 March 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 March 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 March 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 March 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 March 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 March 2012.

11.	Press release entitled, “AstraZeneca files lawsuit against the FDA for decision regarding quetiapine product labelling and exclusivity”, dated 13 March 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 March 2012.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 March 2012.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 March 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 March 2012.

16.	Notice of Annual General Meeting 2012 and Shareholders’ Circular, dated 19 March 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 March 2012.

18.	Press release entitled, “Remaining TC-5214 Phase III efficacy studies do not meet primary endpoint, regulatory filing will not be pursued”, dated 20 March 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 March 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 March 2012.

21.	Press release entitled, “UK court finds SEROQUEL XR® formulation patent invalid”, dated 22 March 2012.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 March 2012.

23.	Press release entitled, “US court denies preliminary injunction application against the FDA and dismisses AstraZeneca’s lawsuit without prejudice”, dated 26 March 2012.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 March 2012.

25.	Press release entitled, “Annual Financial Report”, dated 26 March 2012.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 March 2012.

27.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 March 2012.

28.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 March 2012.

29.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 March 2012.

30.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 March 2012.

31.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 March 2012.

32.	Press release entitled, “Filing of Annual Report on Form 20-F with the US Securities and Exchange Commission”, dated 29 March 2012.

33.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 29 March 2012.

34.	Press release entitled, “US District Court finds SEROQUEL XR® formulation patent valid and infringed”, dated 30 March 2012.

35.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 March 2012.

36.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 March 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 April 2012
	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

ASTRAZENECA ANNOUNCES NON-EXECUTIVE CHANGES, RETIREMENT OF CHAIRMAN AND APPOINTMENT OF SUCCESSOR

AstraZeneca PLC announced today that Leif Johansson will be proposed to shareholders for election as a Non-Executive Director at the Company’s Annual General Meeting on 26 April 2012.  It is the Board’s intention that he will be appointed Non-Executive Chairman of the Board with effect from 1 September 2012.  On that date, Louis Schweitzer intends to retire from the Board as Chairman and as a Director.

In addition, Graham Chipchase and Geneviève Berger will be proposed to shareholders for election as Non-Executive Directors at the AGM in April.

Subject to shareholder approval, all three individuals will join the Board with effect from 26 April 2012.

Michele Hooper intends to retire from the Board at the close of the AGM on 26 April 2012 after nine years’ service as a Non-Executive Director.  She is currently senior independent Non-Executive Director, Chairman of the Audit Committee and a member of the Nomination and Governance Committee.

With effect from 26 April 2012, John Varley will take over as senior independent Non-Executive Director.  He will remain Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.

With effect from the same date, Rudy Markham will become Chairman of the Audit Committee and will join the Nomination and Governance Committee.  He will remain a member of the Remuneration Committee.

It is planned that Leif Johansson will join the Nomination and Governance Committee; Graham Chipchase will join the Audit Committee; and Geneviève Berger will become a member of the Science Committee, each with effect from 26 April 2012.

Biographical information about the proposed new Board members can be found below.

Louis Schweitzer, Chairman, said: “I am delighted that we are able to announce the Board’s decision to propose Leif Johansson to shareholders for election to the Board at the AGM in April and to appoint him to succeed me as Chairman on 1 September.  Leif is an outstanding businessman with a first-class track record leading multinational companies, as well as previous experience of the pharmaceutical industry.

We are also recommending that Graham Chipchase and Geneviève Berger join the Board as Non-Executive Directors.  They will bring respectively in-depth financial and scientific expertise, as well as significant international business experience.  As Michele Hooper will leave the Board in April after nearly nine years’ service, the Board expresses its gratitude for her distinguished contribution to its work and her dedicated service as Chairman of the Audit Committee and senior independent Director.”

All current Directors (including Louis Schweitzer), with the exception of Michele Hooper, will be presenting themselves for re-election, in accordance with AstraZeneca’s normal practice, at the AGM on 26 April 2012.

Biographical details

Leif Johansson
Leif Johansson is Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011.  From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components.  He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997.  He was a non-executive director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee.

Leif Johansson is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation.  He holds board positions at Svenska Cellulosa Aktiebolaget SCA, the Confederation of Swedish Enterprise and Ecolean AB.  He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994.  He became Chairman of the Academy this year.

Graham Chipchase
Graham Chipchase is Chief Executive of global consumer packaging company, Rexam PLC.  He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005).  Prior to joining Rexam, he was Finance Director, Aerospace at global engineering group, GKN plc, from 2001 to 2003.  After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001).  He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Geneviève Berger
Geneviève Berger is Chief Research & Development Officer at Unilever PLC and a member of the Unilever Leadership Executive.  She holds three doctorates – in physics, human biology and a medical doctorate.  She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006.  From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris.  Previous positions she has held include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008).  She was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and has been a non-executive director of Smith & Nephew plc since 2010.

There are no additional directorships to disclose under paragraph (1) and no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority’s Listing Rules in respect of the proposed appointments.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease.  AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.  For more information please visit: www.astrazeneca.com.

Media Enquiries

Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)

Investor Enquiries UK

James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US

Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

1 March 2012

- ENDS -

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 29 February 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,276,631,148 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,276,631,148.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 March 2012

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 1 March 2012, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2815 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,276,431,148.

A C N Kemp
Company Secretary
2 March 2012

Item 4

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC (the “Company”) today announced that in accordance with the authority granted by shareholders at the Company’s annual general meeting on 28 April 2011, it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares of US$0.25 each (the “Shares”) on its own behalf during the period which commences on 5 March 2012 and ends on 11 May 2012 (the “Repurchase Programme”), therefore running through its close period which commences on 1 April 2012 and ends on 26 April 2012.

Any purchases will be made within certain pre-set parameters and in accordance with both the Company’s general authority to repurchase shares and the Listing Rules.  The Company intends to cancel any Shares so acquired.

A C N Kemp
Company Secretary
2 March 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,327 ordinary shares of AstraZeneca PLC at a price of 2843 pence per share on 5 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,276,136,867.

A C N Kemp
Company Secretary
6 March 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,983 ordinary shares of AstraZeneca PLC at a price of 2828 pence per share on 6 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,275,837,906.

A C N Kemp
Company Secretary
7 March 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,753 ordinary shares of AstraZeneca PLC at a price of 2820 pence per share on 7 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,275,546,989.

A C N Kemp
Company Secretary
8 March 2012

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,422 ordinary shares of AstraZeneca PLC at a price of 2833 pence per share on 8 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,275,248,659.

A C N Kemp
Company Secretary
9 March 2012

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 298,013 ordinary shares of AstraZeneca PLC at a price of 2856 pence per share on 9 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,274,956,326.

A C N Kemp
Company Secretary
12 March 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 295,939 ordinary shares of AstraZeneca PLC at a price of 2875 pence per share on 12 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,274,663,883.

A C N Kemp
Company Secretary
13 March 2012

Item 11

ASTRAZENECA FILES LAWSUIT AGAINST THE FDA FOR DECISION REGARDING QUETIAPINE PRODUCT LABELLING AND EXCLUSIVITY

AstraZeneca today filed a lawsuit against the US Food and Drug Administration (FDA) in the US District Court for the District of Columbia to overturn the FDA’s denial on 7 March 2012 of Citizen Petitions filed by AstraZeneca with regard to SEROQUEL® (quetiapine fumarate) tablets and SEROQUEL XR® (quetiapine fumarate) extended release tablets.

In the Citizen Petitions, AstraZeneca raised important issues regarding labelling requirements for generic copies of innovative medicines, as well as data exclusivity rights granted to innovative companies that conduct new clinical trials.

AstraZeneca seeks an injunction barring the FDA from granting final marketing approval of generic quetiapine until 2 December 2012 when regulatory exclusivity expires on important clinical trial data, or, alternatively, at least until a federal court has a meaningful opportunity to review imminent FDA action regarding the pending generic marketing applications.

AstraZeneca will vigorously defend its legal rights.

About the Citizen Petitions
On 9 September 2011 AstraZeneca filed a Citizen Petition with the US Food and Drug Administration (FDA) for each of SEROQUEL and SEROQUEL XR, requesting the FDA withhold finally approving any generic quetiapine product that omits from its labelling certain hyperglycaemia and suicidality warning language that FDA required AstraZeneca to include in the labelling for SEROQUEL and SEROQUEL XR. Data associated with the hyperglycaemia warning language at issue is protected by marketing exclusivity periods expiring as late as 2 December 2012.

The FDA denied both Citizen Petitions on 7 March 2012. The patent covering the active ingredient in SEROQUEL and SEROQUEL XR expired in September 2011, with paediatric exclusivity expiring on 26 March 2012. SEROQUEL XR is covered by a formulation patent that expires in May 2017, with paediatric exclusivity expiring in November 2017. In 2011, AstraZeneca granted both Handa and Accord a license to enter the US market with generic SEROQUEL XR on 1 November 2016, or earlier under certain circumstances.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613

Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

13 March 2012

– ENDS –

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 295,430 ordinary shares of AstraZeneca PLC at a price of 2880 pence per share on 13 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,274,378,611.

A C N Kemp
Company Secretary
14 March 2012

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 296,824 ordinary shares of AstraZeneca PLC at a price of 2867 pence per share on 14 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,274,100,316.

A C N Kemp
Company Secretary
15 March 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,014 ordinary shares of AstraZeneca PLC at a price of 2846 pence per share on 15 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,807,937.

A C N Kemp
Company Secretary
16 March 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,255 ordinary shares of AstraZeneca PLC at a price of 2834 pence per share on 16 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,509,932.

A C N Kemp
Company Secretary
19 March 2012

Item 16

Notice of AGM Notice of Annual General Meeting 2012 and Shareholders’ Circular

Letter from the Chairman

This document is important and requires your immediate attention.

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Thursday 26 April 2012 (AGM); and

2	A Proxy Form and Attendance Card for the AGM.

The meeting place for the AGM will be the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP and the AGM will commence at 2.30 pm (BST).

The business to be conducted at the AGM is summarised below.

Items 1 – 4: Accounts, Dividend, Re-appointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions is:

>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2011. This can be found in the Annual Report and Form 20-F Information 2011 (Annual Report), which is available on our website, astrazeneca.com, or by request from the Company.
>	To confirm the first interim dividend of US$0.85 (51.9 pence, SEK 5.33) per ordinary share and to confirm, as the final dividend for 2011, the second interim dividend of US$1.95 (123.6 pence, SEK 13.21) per ordinary share.
>	To re-appoint KPMG Audit Plc, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election or re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM and Shareholders’ Circular.

Michele Hooper intends to retire from the Board at the close of the AGM after nearly nine years’ service as a Non-Executive Director and will not present herself for re-election. On behalf of the Board, I would like to express my gratitude for her distinguished contribution to its work and her dedicated service as Chairman of the Audit Committee and senior independent Director. With effect from the conclusion of the AGM and subject to re-election by shareholders, John Varley will take over as senior independent Non-Executive Director and Rudy Markham will become Chairman of the Audit Committee and a member of the Nomination and Governance Committee.

Leif Johansson will be proposed to shareholders for election as a Non-Executive Director at the AGM. It is the Board’s intention that he will be appointed Non-Executive Chairman of the Board with effect from 1 September 2012. On that date, I intend to retire from the Board as Chairman and as a Director. Leif is an outstanding businessman with a first-class track record leading multinational companies, as well as previous experience of the pharmaceutical industry. In addition, Graham Chipchase and Geneviève Berger will be proposed to shareholders for election as Non-Executive Directors at the AGM. They will bring respectively in-depth financial and scientific expertise, as well as significant international business experience. It is planned that, with effect from the conclusion of the AGM and subject to election by shareholders, Leif Johansson will join the Nomination and Governance Committee; Graham Chipchase will join the Audit Committee; and Geneviève Berger will become a member of the Science Committee.

In December 2011, the Board considered the independence of the current Non-Executive Directors under the UK Corporate Governance Code (the Code). The Board has also considered the independence of the three proposed Non-Executive Directors under the Code. As Chairman, I met the independence criteria prescribed in the Code upon my appointment. Under the Code, it is not considered appropriate to repeat this test after my appointment.

The Board concluded that, with the exception of Marcus Wallenberg, all of the current and proposed Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and that there are no relationships or circumstances likely to affect his or her character or judgement. In January 2012, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, astrazeneca.com, or by request from the Company.

Item 6: Directors’ Remuneration Report

The purpose of Resolution 6 is to approve the Directors’ Remuneration Report for the year ended 31 December 2011.

This can be found on pages 113 to 128 of the Annual Report, which is available on our website, astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Directors’ Remuneration Report. The vote is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the resolution is not passed.

Item 7: Political donations

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act), within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2012 and Shareholders’ Circular 3

Letter from the Chairman

political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.

Item 8: Allotment of new shares

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders.

Under a revision to its guidelines published on 31 December 2008 and following a recommendation from the Rights Issue Review Group, the Association of British Insurers (the ABI) reiterated its previous position that its members will regard as routine, requests from companies for authorisation to allot new shares in an amount of up to one third of the existing issued share capital. In these revised guidelines, the ABI has clarified that its members will in the future also regard as routine, requests to authorise the allotment of a further one third of the existing share capital, subject to various provisos, such that it is applied to fully pre-emptive rights issues only.

Having considered the ABI’s revised guidelines, the Board has decided that, for 2012, it will seek authority from shareholders for this additional headroom. As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2013 or the close of business on 26 July 2013, whichever is earlier. The Board has no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to renew this authority annually.

Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$106,465,864. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 24 February 2012 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$212,931,728 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 24 February 2012.

At 24 February 2012, no shares in the Company were held as treasury shares.

Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under its various share plans, the Directors have no present intention to allot any of the authorised share capital of the Company which has not yet been allotted.

For information, during 2011, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2011, the percentage of the Company’s share capital they represented at 31 December 2011 and the share plans in respect of which they were allotted are shown in the table below.

Share allotments during 2011

	No. of shares allotted	Percentage of issued share capital at 31 Dec 11

AstraZeneca Share Option Plan1	10,408,142	0.80

AstraZeneca Savings-Related Share Option Plan	236,778	0.02

AstraZeneca All-Employee Share Plan2	95,069	0.01

Total allotted in 2011	10,739,989	0.83

1 No further options are being granted under this plan.

2 UK Share Incentive Plan approved by HM Revenue & Customs.

No other new shares in the Company were allotted during 2011.

Item 9: Approval of the AstraZeneca PLC 2012 Savings-Related Share Option Scheme (“the New SAYE Scheme”)

This ordinary resolution seeks approval of the New SAYE Scheme so as to enable the Company to allot new shares in the Company for the purposes of the New SAYE Scheme. Its main features are summarised in the Appendix. It is a share option plan intended to be approved by Her Majesty’s Revenue & Customs (“HMRC”) and would be open to all UK employees and Executive Directors. Participants would enter into savings contracts for three or five years under which they would make monthly contributions which cannot exceed £250 per month (or such other maximum monthly contribution stipulated by the relevant legislation in the future). Options would be granted over the number of new Ordinary Shares of the Company which may be acquired at the option price using the amounts saved, plus any bonus payable, on the maturity of the savings contract.

In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan (“the Old SAYE Plan”) and the Company has operated it each year since then. Invitations to apply for options under the Old SAYE Plan can be made for a period of 10 years from its approval, which period will expire in April 2013. The New SAYE Scheme, if approved by shareholders and HMRC, would replace the Old SAYE Plan. The Company would first invite employees and Executive Directors to apply for options under the New SAYE Scheme in 2012.

The use of new Ordinary Shares allotted under the New SAYE Scheme would be limited to a maximum of 10% of the issued share capital of the Company from time to time, taking into account all shares issued or to be issued under all employee share plans adopted by the Company over the previous 10 year period. Shares over which options or awards have lapsed or been surrendered are excluded for the purposes of calculating this limit.

Between 30 April 2003 and 31 December 2011, on average each year the Company has granted options over 507,687 Ordinary Shares under the Old SAYE Plan. A total of 1,645,510 new Ordinary Shares were allotted in that period to satisfy the exercise of options by employees and Executive Directors under the Old SAYE Plan which represents 0.13% of the total Ordinary Share capital of the Company at 31 December 2011.

Item 10: Pre-emption rights

The purpose of Resolution 10, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of

4 Notice of Annual General Meeting 2012 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

the Act do not apply. Under section 561 (1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro-rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 10 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$15,971,476 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 24 February 2012 (being the last practicable date prior to publication of this Notice of AGM). The limit of 5% is derived from ABI guidelines. In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2013 or the close of business on 26 July 2013, whichever is earlier.

The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 11: Purchase of own shares by the Company

The purpose of Resolution 11, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 127,771,814 (representing less than 10% of the issued share capital of the Company at 24 February 2012) and sets minimum and maximum prices.

A total of 127,408,389 shares were repurchased in 2011. Should the authority in Resolution 11 be granted, the Company intends to continue to repurchase shares during 2012. The authority sought under Resolution 11 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

The authority being sought under Resolution 11 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 24 February 2012, the total number of shares under option that were outstanding under all of the Company’s share option plans was 35,813,129 representing 2.80% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 3.18% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the AGM in 2013 or the close of business on 26 July 2013, whichever is earlier.

Item 12: Notice period for general meetings

The purpose of Resolution 12, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an AGM) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 12 seeks such approval. The flexibility offered by Resolution 12 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM from page 9 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM from page 9 for details.

Yours faithfully

Louis Schweitzer

Chairman

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 2 Kingdom Street, London W2 6BD

19 March 2012

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2012 and Shareholders’ Circular 5

Notice of Annual General Meeting
2012 and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday 26 April 2012 at 2.30 pm (BST) at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP. You will be asked to consider and pass the following resolutions. Resolutions 10 to 12 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2011.

2	To confirm the first interim dividend of US$0.85 (51.9 pence, SEK 5.33) per ordinary share and to confirm as the final dividend for 2011 the second interim dividend of US$1.95 (123.6 pence, SEK 13.21) per ordinary share.

3	To re-appoint KPMG Audit Plc, London as Auditor of the Company.

4	To authorise the Directors to agree the remuneration of the Auditor.

5	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2013 and may present themselves for re-election.

Louis Schweitzer (69)

Non-Executive Chairman

Chairman of the Nomination and Governance Committee and member of the Remuneration Committee

Appointed as a Director in March 2004 and as Chairman in January 2005. Louis Schweitzer has extensive leadership experience at both executive and non-executive levels in large, multinational companies. He is Non-Executive Chairman of AB Volvo and a Non-Executive Director of BNP-Paribas, Veolia Environnement SA and L’Oréal SA. Previously he has held the roles of Non-Executive Chairman, Chairman and Chief Executive Officer of Renault SA.

David Brennan (58)

Executive Director and Chief Executive Officer

Appointed as a Director in March 2005 and as CEO in January 2006. David Brennan is President of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) and a member of the executive board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a past Chairman of the board of the Pharmaceutical Research and Manufacturers of America (PhRMA) and remains a member of the PhRMA board. From 2001 until January 2006, he was President and Chief Executive Officer of the Company’s North American subsidiary. He has been proposed for appointment as a member of the Supervisory Board of Reed Elsevier NV and a non-executive director of Reed Elsevier PLC with effect from from 1 November 2012, subject to Reed Elsevier shareholder approval, and will also be appointed as a non-executive director of Reed Elsevier Group plc. He was Chairman of the board of the Southeastern Pennsylvania Chapter of the American Heart Association 2004-2006. He began his career in 1975 at Merck, where he started as a sales representative in the US division and later worked in sales and marketing management in the US and international divisions. He joined Astra Merck in 1992 and helped to build the joint venture into a multi-billion dollar business in the US. He is an alumnus of Gettysburg College where he studied Business Administration.

Simon Lowth (50)

Executive Director and Chief Financial Officer

Appointed as a Director and as CFO in November 2007. Simon Lowth is also a Non-Executive Director of Standard Chartered PLC. He was previously at ScottishPower Energy where he was Finance Director, a position he left following completion of the sale of the company to Iberdrola S.A. His move to ScottishPower followed 15 years’ experience with the global management consultancy, McKinsey & Company, where he advised leading multinational companies on a wide range of strategic, financial and operational issues. He has an engineering degree from Cambridge University and an MBA from the London Business School.

Geneviève Berger (57)

Proposed Non-Executive Director

Geneviève Berger is Chief Research & Development Officer at Unilever PLC and a member of the Unilever Leadership Executive. She holds three doctorates – in physics, human biology and a medical doctorate. She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Previous positions she has held include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). She was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and has been a non-executive director of Smith & Nephew plc since 2010.

Bruce Burlington (63)

Non-Executive Director and member of the Audit Committee and the Science Committee

Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. He is also a non-executive board member of Cangene Corporation and a member of the scientific advisory boards of the International Medical Foundation and H. Lundbeck A/S. Previously he spent 17 years with the FDA, serving as director of the FDA’s Center for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA he served in a series of senior executive positions at Wyeth (now part of Pfizer).

Graham Chipchase (49)

Proposed Non-Executive Director

Graham Chipchase is Chief Executive of global consumer packaging company, Rexam PLC. He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005). Prior to joining Rexam, he was Finance Director, Aerospace at global engineering group, GKN plc, from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

6 Notice of Annual General Meeting 2012 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

Jean-Philippe Courtois (51)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in February 2008. Jean-Philippe Courtois has close to 30 years’ experience in the global technology industry and is President of Microsoft International, a board member of PlaNet Finance and Microsoft’s official representative at the Institut Montaigne. Previously he was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he also served as an EU Ambassador for the Year of Creativity and Innovation and in 2011 was named as one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Leif Johansson (60)

Proposed Non-Executive Director

Leif Johansson is Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011. From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components. He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997. He was a non-executive director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. He is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation. He holds board positions at Svenska Cellulosa Aktiebolaget SCA, the Confederation of Swedish Enterprise and Ecolean AB. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994. He became Chairman of the Academy this year.

Rudy Markham (66)

Non-Executive Director and member of the Audit Committee and the Remuneration Committee

Appointed as a Director in September 2008. Rudy Markham has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as Chief Financial Officer of Unilever. He is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc., the UK Financial Reporting Council, Standard Chartered PLC and Legal & General plc. He is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a member of the supervisory board of CSM NV, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers.

Nancy Rothwell (56)

Non-Executive Director, Chairman of the Science Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in April 2006. Nancy Rothwell has responsibility for overseeing Responsible Business. Nancy Rothwell is a distinguished life scientist and academic and is the President and Vice-Chancellor of the University of Manchester. She is also President of the Society of Biology and a member of the Prime Minister’s Council for Science and Technology. Previously she has served as President of the British Neuroscience Association and has been on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences and Cancer Research UK.

Shriti Vadera (49)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in January 2011. Shriti Vadera has significant experience of emerging markets, and knowledge of global finance and public policy. She is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited. She advises funds, governments and companies and has recently undertaken a number of international assignments including advising the Republic of Korea as Chair of the G20, the government of Dubai on the restructuring of Dubai World, Temasek Holdings, Singapore on strategy and Allied Irish Banks on restructuring and European policy. She was Minister in the UK government from 2007 to 2009, most latterly in the Cabinet Office and Business Department, working on the government’s response to the financial crisis. From 1999 to 2007, she was on the Council of Economic Advisers, HM Treasury focusing on business and international economic issues. Prior to that she spent 14 years in investment banking with S G Warburg/UBS in banking, project finance and corporate finance specialising in emerging markets.

John Varley (55)

Non-Executive Director, Chairman of the Remuneration Committee and member of the Nomination and Governance Committee

Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. He brings additional international, executive business leadership experience to the Board. He is also a Non-Executive Director of BlackRock, Inc., and Rio Tinto plc and Rio Tinto Limited, Chairman of Business Action on Homelessness and of Marie Curie Cancer Care, President of the Employers’ Forum on Disability, a member of the International Advisory Panel of the Monetary Authority of Singapore and Honorary President of the UK Drug Policy Commission.

Marcus Wallenberg (55)

Non-Executive Director and member of the Science Committee

Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra AB prior to 1999. He is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux, Saab AB and LKAB, and a Non-Executive Director of Stora Enso Oyj, Temasek Holdings Limited and the Knut and Alice Wallenberg Foundation.

6	To approve the Directors’ Remuneration Report for the year ended 31 December 2011.

7	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:

(a)	make donations to political parties or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure;

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2012 and Shareholders’ Circular 7

Notice of Annual General Meeting 2012 and Shareholders’ Circular

Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

8	That:

(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$106,465,864; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$212,931,728 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 26_July 2013); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)	paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

9	To consider and, if thought fit, pass the following as an ordinary resolution:

(a)	that the AstraZeneca PLC 2012 Savings-Related Share Option Scheme (“the SAYE Scheme”), the rules of which are summarised in the Appendix and are now produced to the meeting and initialled by the Chairman for the purposes of identification, are hereby approved and the directors be authorised to adopt them (subject to any amendments required by HMRC in order to obtain or preserve approval to the SAYE Scheme under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003); and
(b)	that the directors of the Company be hereby authorised to do all acts and things which they may consider necessary or expedient for the purposes of implementing and giving effect to the same and that the directors be authorised to establish further plans based on the SAYE Scheme to take account of local tax, exchange control or securities laws in overseas territories provided that such other plans shall count towards any limits on individual or overall participation under the SAYE Scheme.

Special Resolutions

10	That subject to the passing of Resolution 8 as set out in the Notice of AGM of the Company convened for 26 April 2012 and in place of the power given to them pursuant to the special resolution of the Company passed on 28 April 2011, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 26_July 2013), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(c)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$15,971,476.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

11	That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 127,771,814;

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(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading_System.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2013 or, if earlier, at the close of business on 26 July 2013 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

12	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

By order of the Board:

A C N Kemp

Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 2 Kingdom Street, London W2 6BD

19 March 2012

Notes

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00 pm (BST) on Tuesday 24_April 2012 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00 pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00 pm (BST) on Tuesday 24 April 2012, or if this meeting is adjourned, in the register of members after 6.00 pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or
>	Going to the Shareview website, shareview.co.uk; or
>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not less than 48 hours before the time for holding the AGM, being no later than 2.30 pm (BST) on 24 April 2012, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and
Shareview Websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at shareview.co.uk and clicking on the link to vote under your holding details. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, euroclear.com/crest. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2012 and Shareholders’ Circular 9

Notice of Annual General Meeting 2012 and Shareholders’ Circular

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	in other cases, the power is treated as not exercised.

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Members’ requests under section 527 of the Companies
Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Members’ resolutions and matters under sections 338 and
338A of the Companies Act 2006

Under Sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 15 March 2012, being the date 6 clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Total voting rights

At 24 February 2012 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,277,718,144 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 24 February 2012 were 1,277,718,144.

Documents available for inspection

The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP from 2.15 pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2011; (4) a copy of the Articles; and (5) a copy of the rules of the AstraZeneca PLC 2012 Savings-Related Share Option Scheme.

Voting Results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, astrazeneca.com within 14 days of the date of the AGM.

Updated information

Certain information in the Company’s Annual Report and Form 20-F Information 2011 is updated here as follows:

On 3 February 2012, Simon Lowth, a Director of the Company, sold 22,278 ordinary shares in the Company at a price of 2985 pence per share for reasons of personal financial planning. On 24 February 2012, Mr Lowth was allocated 9,001 at a price of 2851 pence per share under the arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years. As a result of these transactions, on 24 February 2012 Mr Lowth has an interest in 248,086 shares, which represents approximately 0.02% of the Company’s issued ordinary capital.

On 24 February 2012, David Brennan, a Director of the Company, was allocated 15,498 at a price of 2851 pence per share under the arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years. Mr Brennan has interests in ordinary shares and American depositary shares (ADSs). One ADS equals one ordinary share. As a result of this transaction, on 24 February 2012 Mr Brennan has an interest in 671,918 ordinary shares and 81,229 ADSs, which together represent approximately 0.06% of the Company’s issued ordinary capital.

On 24 February 2012, the proportion of ordinary shares represented by ADSs was 8.70% of the ordinary share capital of the Company in issue on that date.

On 24 February 2012, the number of registered holders of ordinary shares was 118,587 (of which 766 were in the US) and the number of record holders of American depositary receipts on the same date was 2,230 (of which 2,219 were in the US).

10 Notice of Annual General Meeting 2012 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

On 24 February 2012, there were options outstanding to subscribe over 35,813,129 ordinary shares of the Company, with subscription prices in the range of 1882-3487 pence (weighted average subscription price 2497 pence) and normal expiry dates from 2012 to 2019.

APPENDIX

Summary of the rules of the AstraZeneca PLC 2012 Savings-Related Share Option Scheme (the SAYE Scheme)

Introduction

The SAYE Scheme is a savings-related share option plan which will be submitted to HMRC for approval in order to allow options to be granted on a tax favoured basis.

In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan (the Old SAYE Plan) and the Company has operated it each year since then. The SAYE Scheme is intended to replace the Old SAYE Plan which is due to expire on 30 April 2013.

Participation

All UK resident employees and executive directors of AstraZeneca PLC and participating subsidiaries (the Group) who have been employed for a minimum period specified by the AstraZeneca PLC board (the Board) (not to exceed five years), or have otherwise been nominated by the Board, are entitled to participate in the SAYE Scheme.

Grant of Options

Eligible employees may be granted an option to acquire ordinary shares in AstraZeneca PLC (Shares) at a fixed exercise price. The exercise price may be set at a discount (of up to 20 per cent) to the market value of the Shares at the time employees are invited to participate in the SAYE Scheme. Market value is calculated on the basis of the average share price over the three consecutive dealing days prior to invitations being issued. Employees are required to save each month over a fixed period, the proceeds of which they may use to exercise the option at the end of that period. A tax-free bonus may be payable on the savings. At the end of the savings period, the employee may either exercise the option within six months of the end of the savings period (using the savings and bonus), or have the savings and any bonus repaid. Participants may, at the Company’s discretion, elect to save for a fixed period of either three, five, or seven years.

Participants in the SAYE Scheme may choose to save between £5 and £250 a month (or such other amounts as may be permitted by applicable SAYE legislation). The Board may scale down the amount of the monthly contributions if applications exceed the number of Shares available for the grant of options.

Invitations to apply for options may normally only be issued within six weeks of: (i) HMRC approving the SAYE Scheme; (ii) the day immediately following announcement of AstraZeneca PLC’s results for any period; (iii) any day on which a change to applicable SAYE legislation is proposed or made; or (iv) the date upon which the Board determines that exceptional circumstances justify a grant. No options may be granted more than ten years after the adoption of the SAYE Scheme by shareholders.

Shares

Options may be satisfied by way of an issue of Shares or a transfer of treasury or existing Shares acquired in the market. No more than an aggregate maximum of ten per cent of the AstraZeneca PLC issued ordinary share capital will be made available for issue under the SAYE Scheme and all other Group share option plans in any ten-year period. This percentage limit does not apply if options are satisfied by a transfer of existing shares. Treasury shares will be treated as newly issued Shares, for so long as institutional investor guidelines regard treasury shares as newly issued shares.

Exercise of Options

Options may normally only be exercised during the six-month period following the end of the related savings period and, if not exercised by the end of that period, will lapse.

If a participant leaves employment before the end of the savings period, his or her options will normally lapse. However, early exercise of options is permitted, in respect of the number of Shares that may be acquired using the savings made up to the point of exercise, where a participant leaves employment with the Group in circumstances of death, retirement at or after age 60 (or any other age at which the employee is bound to retire under his contract of employment), injury, disability, redundancy, or following a sale of an employing company or transfer of an employing business out of the Group. Options are also exercisable early upon leaving employment for any reason (other than dismissal for cause) following the third anniversary of the grant of the option.

Early exercise of options is allowed in the event of a takeover, scheme of arrangement or voluntary winding-up of AstraZeneca PLC, in respect of the number of Shares that may be acquired using the proceeds of the partially completed savings contract. Alternatively, in the event of a takeover or scheme of arrangement, options may, with the agreement of the acquiring company, be exchanged for equivalent options over shares in the acquiring company or a company associated with the acquiring company.

Adjustment of Options

In the event of any variation in the AstraZeneca PLC share capital (including a capitalisation issue, rights issue, sub-division, consolidation or reduction), the number of Shares under option and/ or the exercise price may be adjusted with the approval of HMRC.

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

Rights attaching to Shares

Shares allotted or transferred under the SAYE Scheme will rank pari passu with Shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment). AstraZeneca PLC will apply to the UK Listing Authority and the London Stock Exchange for the listing and trading of any newly issued Shares.

Amendments

The Board may amend the SAYE Scheme. However, the provisions governing eligibility requirements, equity dilution, a participant’s entitlement to Shares, the terms of the Shares to be acquired and the adjustments that may be made following a reorganisation or reduction of AstraZeneca PLC’s share capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting. The exceptions to this are minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the SAYE Scheme or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of participants without prior consent of a certain proportion of the participants. Certain amendments to the SAYE Scheme must be approved by HMRC.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2012 and Shareholders’ Circular 11

Contact information

Registered office and

corporate headquarters

AstraZeneca PLC

2 Kingdom Street

London W2 6BD

UK

Tel: +44 (0)20 7604 8000

Fax: +44 (0)20 7604 8151

Investor relations

E-mail: ir@astrazeneca.com

UK: as above

Sweden:

Investor Relations

AstraZeneca AB

SE 151 85 Södertälje

Sweden

Tel: +46 (0)8 553 260 00

Fax: +46 (0)8 553 290 00

US:

Investor Relations

AstraZeneca Pharmaceuticals LP

1800 Concord Pike

PO Box 15437

Wilmington

DE 19850 5437

US

Tel: +1 (302) 886 3000

Fax: +1 (302) 886 2972

Registrar

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

UK

Tel (freephone in the UK):

0800 389 1580

Tel (outside the UK):

+44 (0)121 415 7033

Swedish Central

Securities Depository

Euroclear Sweden AB

PO Box 191

SE 101 23 Stockholm

Sweden

Tel: +46 (0)8 402 9000

US Depositary

JPMorgan Chase & Co

PO Box 64504

St Paul

MN 55164-0504

US

Tel (toll free in the US):

888 697 8018

Tel (outside the US):

+1 (651) 453 2128

E-mail:

jpmorgan.adr@wellsfargo.com

Our website

A copy of this Notice of AGM,

and other information required

by section 311A of the Companies

Act 2006 is available online at

astrazeneca.com/noticeofmeeting2012

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,219 ordinary shares of AstraZeneca PLC at a price of 2844 pence per share on 19 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,254,069.

A C N Kemp
Company Secretary
20 March 2012

Item 18

REMAINING TC-5214 PHASE III EFFICACY STUDIES DO NOT MEET PRIMARY ENDPOINT, REGULATORY FILING WILL NOT BE PURSUED

AstraZeneca and Targacept, Inc. today announced top-line results from the remaining Phase III studies investigating efficacy, tolerability and safety of TC-5214 as an adjunct therapy to an antidepressant in patients with major depressive disorder (MDD) who did not respond adequately to initial antidepressant treatment. RENAISSANCE 4 and RENAISSANCE 5, both efficacy and tolerability studies, did not meet the primary endpoint of change on the Montgomery-Asberg Depression Rating Scale (MADRS) total score after eight weeks of adjunct treatment with TC-5214 as compared to placebo.

TC-5214 was overall well tolerated in RENAISSANCE 4 and RENAISSANCE 5 with an adverse event profile generally consistent with prior clinical trials.

In RENAISSANCE 7, a long-term study designed primarily to evaluate the safety of TC-5214 together with an antidepressant treatment, for one year, TC-5214 was overall well tolerated, with an adverse event profile generally consistent with prior clinical trials.

These studies conclude the RENAISSANCE Programme for TC-5214. Based on the totality of the results, AstraZeneca and Targacept will not pursue a regulatory filing for TC-5214 as an adjunct treatment for patients with MDD.

AstraZeneca will take an intangible asset impairment charge of $50 million, the remaining value in relation to TC-5214.

About the Targacept and AstraZeneca Collaboration
In December 2009, AstraZeneca and Targacept signed a collaboration and license agreement for the global development and commercialisation of TC-5214.  The initial goal for the collaboration was to develop TC-5214 as an adjunct treatment for MDD in patients with an inadequate response to a selective serotonin reuptake inhibitor (SSRI) or serotonin/norepinephrine reuptake inhibitor (SNRI).

About MDD
MDD is characterized by one or more major depressive episodes without a history of manic, mixed or hypomanic episodes. The essential feature of a major depressive episode is a period of at least two weeks during which there is depressed mood or the loss of interest or pleasure in nearly all activities. In the large-scale STAR*D study sponsored by the US National Institute of Mental Health between 2001 and 2006, approximately 63 percent of patients with MDD did not achieve study-defined remission with first-line treatment with the SSRI citalopram hydrobromide.

About the RENAISSANCE Programme (TC-5214)
The RENAISSANCE Programme consisted of five randomised, double blind, placebo controlled Phase III studies.

In RENAISSANCE study 4, a total of 2,407 patients with MDD were screened at 126 sites in the United States and India. Of the patients screened, 1,335 initially received one of seven SSRIs or SNRIs on an open label basis for eight weeks to determine the extent of therapeutic response. At the end of the eight weeks, 641 patients who did not respond adequately, based on predefined criteria, were randomized into the double blind phase of the study and received either a fixed dose of TC-5214 or placebo while continuing the SSRI or SNRI therapy for an additional eight weeks. The dosages of TC-5214 tested in the study were 0.5 mg, 2 mg and 4 mg BID (twice daily).

In RENAISSANCE study 5, a total of 1,566 patients with MDD were screened at 155 sites in Argentina, Brazil, Bulgaria, Chile, Colombia, France, Germany, Poland, Romania, Russia, Serbia, Slovakia, South Africa, Spain, and Ukraine.  Of the patients screened, 1285 initially received one of seven SSRIs or SNRIs on an open label basis for eight weeks to determine the extent of therapeutic response. At the end of the eight weeks, 696 patients who did not respond adequately, based on predefined criteria, were randomized into the double blind phase of the study and received either a fixed dose of TC-5214 or placebo while continuing the SSRI or SNRI therapy for an additional eight weeks. The dosages of TC-5214 tested in the study were 0.1 mg, 1 mg and 4 mg BID.

In RENAISSANCE study 7, a total of 1,934 patients with MDD were screened at 121 sites in the United States. Of the patients screened, 808 patients in this flexible dose trial received TC-5214 (range of 1-4mg BID) or placebo, plus one of seven SSRIs or SNRIs, for up to one year.

About the Montgomery-Asberg Depression Rating Scale
The Montgomery-Asberg Depression Rating Scale (MADRS) is a commonly used 10-item questionnaire that psychiatrists employ to measure the severity of depressive episodes in patients with mood disorders.

About Targacept
Targacept is developing a diverse pipeline of innovative NNR Therapeutics™ for difficult-to-treat diseases and disorders of the nervous system. NNR Therapeutics selectively modulate the activity of specific neuronal nicotinic receptors, a unique class of proteins that regulate vital biological functions that are impaired in various disease states. Targacept's clinical pipeline includes multiple mid to late-stage product candidates, all representing first-in-class opportunities. Targacept leverages its scientific leadership and proprietary drug discovery platform Pentad™ to generate novel small molecule product candidates to fuel its pipeline and attract significant collaborations with global pharmaceutical companies.  For more information, please visit www.targacept.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

20 March 2012
-   ENDS   -

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 298,733 ordinary shares of AstraZeneca PLC at a price of 2849 pence per share on 20 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,028,199.

A C N Kemp
Company Secretary
21 March 2012

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 297,571 ordinary shares of AstraZeneca PLC at a price of 2860 pence per share on 21 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,755,754.

A C N Kemp
Company Secretary
22 March 2012

Item 21

News Release

UK COURT FINDS SEROQUEL XR® FORMULATION PATENT INVALID

22 March 2012

AstraZeneca today announced that the High Court in the UK has rendered its opinion on the formulation patent protecting SEROQUEL XR® (quetiapine fumarate) prolonged-release tablets currently pending in the UK court. The court found the formulation patent protecting SEROQUEL XR (marketed as SEROQUEL XL in the UK) to be invalid. The patent was challenged by Accord Healthcare Limited, Intas Pharmaceuticals Limited, Hexal AG and Sandoz Limited, Teva UK Limited, and Teva Pharmaceutical Industries Limited.

This is the first court decision providing a determination that the SEROQUEL XR formulation patent is invalid. In the Netherlands on 7 March, the District Court in The Hague found the formulation patent protecting SEROQUEL XR to be valid. The High Court decision is limited to the UK and is not binding in other countries. AstraZeneca is engaged in numerous other proceedings regarding SEROQUEL XR related patents and regulatory exclusivity for SEROQUEL XR. In addition to the UK and the Netherlands, trials have concluded in the US and in Spain, and decisions are pending in those jurisdictions.  Further updates will be provided on a quarterly basis as part of the Company’s earnings report.

AstraZeneca is disappointed with the court’s decision. However, the company remains committed to defending its intellectual property protecting SEROQUEL XR.

– ENDS –

NOTES TO EDITORS

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

AstraZeneca · 2 Kingdom Street · London · W2 6BD T: +44 20 7604 8000 · F: +44 20 7604 8270 · astrazeneca.com	AstraZeneca PLC No. 2723534, Registered Office, 2 Kingdom Street, London W2 6BD

News Release

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Page 2/2

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,176 ordinary shares of AstraZeneca PLC at a price of 2845 pence per share on 22 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,463,298.

A C N Kemp
Company Secretary
23 March 2012

Item 23

News Release

US COURT DENIES PRELIMINARY INJUNCTION APPLICATION AGAINST THE FDA AND DISMISSES ASTRAZENECA’S LAWSUIT WITHOUT PREJUDICE

26 March 2012

On 23 March 2012, the US District Court for the District of Columbia issued an opinion and order in AstraZeneca’s lawsuit against the US Food and Drug Administration (FDA) regarding final marketing approval of generic quetiapine. The Court denied the company’s request for a preliminary injunction and dismissed the lawsuit without prejudice.

Notwithstanding the Court’s decision, the company continues to believe strongly in the merits of its position and is evaluating its options.

– ENDS –

NOTES TO EDITORS

About the lawsuit and the Citizen Petitions
On 12 March 2012, AstraZeneca filed a lawsuit against the FDA to overturn the FDA’s denial on 7 March 2012 of the company’s Citizen Petitions with regard to SEROQUEL® (quetiapine fumarate) tablets and SEROQUEL XR® (quetiapine fumarate) extended release tablets.

In its lawsuit, AstraZeneca sought an injunction barring the FDA from granting final marketing approval of generic quetiapine until 2 December 2012 when regulatory exclusivity expires on important clinical trial data, or, alternatively, at least until a federal court had a meaningful opportunity to review imminent FDA action regarding the pending generic marketing applications.

On 9 September 2011 AstraZeneca filed a Citizen Petition with the US Food and Drug Administration (FDA) for each of SEROQUEL and SEROQUEL XR, requesting the FDA withhold finally approving any generic quetiapine product that omits from its labelling certain hyperglycaemia and suicidality warning language that FDA required AstraZeneca to include in the labelling for SEROQUEL and SEROQUEL XR. Data associated with the hyperglycaemia warning language at issue is protected by marketing exclusivity periods expiring as late as 2 December 2012. In the Citizen Petitions, AstraZeneca raised important issues regarding labelling requirements for generic copies of innovative medicines, as well as data exclusivity rights granted to innovative companies that conduct new clinical trials.

News Release

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries US
Tony Jewell	+1 302 885 4594
Julia Walker	+1 302 885 5172

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Page 2/2

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,149 ordinary shares of AstraZeneca PLC at a price of 2845 pence per share on 23 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,181,545.

A C N Kemp
Company Secretary
26 March 2012

Item 25

ANNUAL FINANCIAL REPORT

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2011 (Annual Report); Notice of Annual General Meeting 2012 and Shareholders’ Circular, together with a covering letter from the Chairman, and ‘AstraZeneca 2011 In Brief’.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do. The documents will be despatched to shareholders shortly. The documents are also available on the Company’s website at astrazeneca.com/annualreport2011, astrazeneca.com/noticeofmeeting2012 and astrazeneca.com/shareholderletter2011.

The meeting place for the Annual General Meeting (AGM) will be the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP and the AGM will commence at 2.30 pm (BST) on 26 April 2012.

EXPLANATORY NOTE AND WARNING

Solely for the purposes of complying with DTR 6.3.5R and the requirements it imposes on issuers as to how to make public annual financial reports, we set out below:

-	in Appendix A, a management report;
-	in Appendix B, the principal risks and uncertainties facing the Company;
-	in Appendix C, the Directors’ responsibility statement made in respect of the Financial Statements and Directors’ Report contained in the Annual Report; and
-	in Appendix D, a statement regarding related party transactions.

The appendices have been extracted from the Annual Report in unedited full text. This information should be read in conjunction with the Company’s fourth quarter and full year results 2011 announcement, issued on 2 February 2012, which contained a condensed set of financial statements and which can be found at astrazeneca.com/investors/financial-results. Together, these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service.

Page numbers and section cross-references in the appendices refer to pages and sections in the Annual Report. Defined terms used in the appendices refer to terms as defined in the Annual Report.

This material is not a substitute for reading the full Annual Report.

A C N Kemp
Company Secretary
26 March 2012

APPENDIX A
Chairman’s statement

I would like to take this opportunity to review AstraZeneca’s financial performance in 2011 and the decisions we took to ensure we continue to deliver sustainable value for you.

Financial performance
Group sales in 2011 were down 2% at CER to $33,591 million (2010: $33,269 million) and reported operating profit was up 10% at $12,795 million (2010: $11,494 million), which included the gain on the sale of Astra Tech. Performance for the year reflected strong double digit sales growth for Crestor, Seroquel XR and Symbicort. It was also impacted by government pricing interventions and generic competition, which combined to reduce revenue by some $3 billion. Revenue in the US was down 2%, as was revenue in markets outside the US: revenue was down 11% in Western Europe, up 4% in Established ROW and up 10% in Emerging Markets.
Reported earnings per share for the full year were up 29% at $7.33 (2010: $5.60), which also included the non-taxable gain of $1.08 from the Astra Tech sale. Our effective tax rate also benefited from an adjustment in respect of prior periods following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business.

A challenging marketplace
The world pharmaceutical market grew by 4.5% in 2011 and the fundamentals of the industry remain strong. First, the world population continues to increase and age: it passed the seven billion mark in 2011, while the number of people over 65 in 2030 is estimated to be almost one billion, double the 2005 figure. Secondly, we are seeing the emergence of expanding numbers of patients in new markets who can access our medicines for the first time. Thirdly, there remains considerable unmet medical need. Chronic diseases are on the increase, not only in wealthy countries but also in middle income and, increasingly, lower income countries. For example, some 346 million people around the world have diabetes while 24 million are affected by Alzheimer’s Disease. Finally, advances in science and technology promise the continued delivery of new medicines that can make a real difference to patient health.
Yet, while the fundamentals remain strong, the challenges facing the industry have been unprecedented in recent years. Patents on some of the world’s most successful innovative medicines are starting to expire and we face increasing competition from generic alternatives. Additionally, the need to improve R&D productivity and the number of product launches remains a critical challenge for the whole sector.
Around the world, rising healthcare costs, coupled with the difficult economic climate and continued austerity measures being implemented by governments, have resulted in pressure on prices. This includes pricing interventions in many countries. The regulatory landscape is changing, becoming more global and more complex. It is no longer enough for new medicines to be safe and effective. Health authorities increasingly require additional information regarding a medicine’s comparative clinical and cost effectiveness.

Our strategic response
It was with these challenges in mind that your Board undertook its strategy review process in 2011. We are confident that long-term growth in demand for innovative biopharmaceuticals will remain strong. We believe there continue to be opportunities to create value for those who invest in pharmaceutical innovation, and that AstraZeneca has the skills and capabilities to take advantage of these opportunities and turn them into long-term value through the research, development and marketing of our medicines. We also recognise that the industry is going through a period of fundamental change as it seeks to overcome the serious challenges we face.
For us, that means a continued focus on ensuring we drive:
•	world class productivity in R&D

•	increased external collaboration
•	a global orientation, reflecting the growth in Emerging Markets
•	stronger customer orientation, particularly towards payers
•	operational efficiency with a flexible cost base.
Our 2011 review highlighted the ongoing need for a substantial improvement in R&D productivity if we are to sustain acceptable returns to shareholders. We are therefore planning to accelerate our R&D strategy. We intend to take a new approach to Neuroscience, closing our existing research centres and creating a new virtual innovative medicines unit for our R&D in this challenging field. We also plan to reshape our other R&D global functions to better support a more focused portfolio and create a simpler organisation with greater flexibility in all functional areas.
In his Chief Executive Officer’s Review on the following pages, David Brennan outlines the steps we took in 2011 to secure our future business success. David also emphasises that how we do business is as important as what we do. We need to continue to work with integrity and to high ethical standards if we are to deliver on our promise of bringing benefits to patients, creating sustainable value for shareholders and contributing to economic and social welfare. In this regard, the Board has an important role to play in setting high standards and monitoring performance.

Outlook
We continue to plan on the basis that revenue will be in the range of $28-34 billion a year over the 2010-14 period, as revenue growth from key franchises that retain exclusivity and continued growth in Emerging Markets are pressured by the loss of market exclusivity on a number of products. However, based on the evolution of the base case assumptions since 2010, such as the downward pressure on revenue from government interventions, revenue for the remainder of the period is likely to be in the lower half of the range.

Returns to shareholders
In recognition of the Group’s strong balance sheet and sustainable significant cash flow, and the Board’s confidence in the strategic direction and long-term prospects for the business, we announced, in conjunction with the full year 2009 results, the adoption of a progressive dividend policy, intending to maintain or grow the dividend each year. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will also keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.
The Board has recommended a second interim dividend of $1.95, a 5% increase over the second interim dividend awarded in 2010. This brings the dividend for the full year to $2.80 (175.5 pence, SEK 18.54), an increase of 10% from 2010. In 2011, cash distributions to shareholders through dividends totalled $3,764 million and net share repurchases totalled $5,606 million.

Appreciation
In the face of intensified pressures we delivered a good performance in 2011 and took difficult decisions to ensure the future success of AstraZeneca. None of this would have been possible without the leadership of David Brennan and the other members of his executive team. My thanks, and those of the whole Board, go to them and all our employees for their effort in working to deliver on our promise.

Louis Schweitzer
Chairman

CEO’s review

A trusted partner
We cannot secure our success if we do not have good relationships with those with whom we do business. Trust is critical to achieving this: we need to connect with our stakeholders, including patients, physicians, regulators, governments and payers, if we are to understand their needs and challenges. We also need to earn and maintain the trust of our customers, partners and other stakeholders. This requires us to do things in the right way and to behave in accordance with our core values.
That is why I set such store by our Global External Interactions Policy, launched in April 2011, which provides a single, common, principle-based approach to all our interactions worldwide with public officials, healthcare professionals and community organisations. The introduction of the policy drove changes in the way we market and sell our products and I believe we now lead the industry in this area of business.
Our commitment to acting responsibly and the sustainable development of our Group was further reinforced in 2011 by the publication of our new Responsible Business Plan, which is closely aligned to our business strategy and its priorities.
The growing importance of compliance and ethics to our reputation and business operations was demonstrated during the year by the appointment of Katarina Ageborg, our new Chief Compliance Officer, to the SET.

World class Research and Development
At the core of our strategy to be a focused, integrated, innovation-driven, global, prescription-based biopharmaceutical business is the need to have an R&D function with world class productivity. In his Chairman’s Statement above, Louis Schweitzer outlined how we are redoubling our efforts to deliver this through the use of innovative and collaborative ways of working. Our focus is on ensuring more effective and efficient delivery of our research objectives across our therapeutic portfolio.
Our results in 2011 were mixed. We were pleased by the FDA’s approval in July of Brilinta, our treatment for acute coronary syndromes. Brilinta, or Brilique, its trade name in Europe, is now approved in 64 countries, launched in 37 and under review in a further 39. Also on a positive note, Caprelsa (vandetanib), for the treatment of thyroid cancer, has been launched in the US and received a positive CHMP opinion in the EU. Axanum, for the prevention of cardiovascular events, Komboglyze™, for diabetes, and Fluenz, our influenza vaccine, were also approved in the EU. In Japan, both Nexium and Faslodex were launched following approvals earlier in the year.
During 2011, two of the Phase III trials for TC-5214, our neuroscience collaboration with Targacept, did not meet their primary endpoint. In December, we also announced that our investigational compound olaparib (AZD2281) for the treatment of ovarian cancer will not progress into Phase III. As a result of these two events we recorded an impairment charge of $435 million.
We were also disappointed during the year by the withdrawal of zibotentan (for prostate cancer). Axanum was also withdrawn in the US. In January 2012, we received a Complete Response Letter from the FDA for our submission for dapagliflozin. We, together with BMS, remain committed to this treatment for diabetes and will work closely with the FDA to provide additional clinical data.

Increased collaboration
Our focus on developing in-house capabilities is matched by our desire to develop a more outward-looking organisation committed to accessing the best science, regardless of its origin. Indeed, six of our nine projects in Phase III/Registration and 12 out of 24 in Phase II were sourced externally.
During 2011, we completed a number of transactions to strengthen our long-term development. These included the in-licensing of tremelimumab from Pfizer, and our groundbreaking collaboration with the UK Medical Research Council providing academic researchers with access to over 20 AstraZeneca compounds. Our plans for R&D will see us build further on this collaborative way of working.

Global orientation
Our future success requires us to develop global strategies to commercialise our products effectively. These need to be tailored to local needs in both mature and emerging markets.
As part of that drive, we announced our decision to invest $200 million in a manufacturing facility in China and our agreement to acquire a Chinese company that will give us access to a portfolio of medicines used to treat infections. In Russia, we invested $150 million in a manufacturing plant and announced plans to establish a new predictive science centre.
We are also committed to playing our part in the global challenge of providing sustainable access to healthcare for all those who need it. Our strategy recognises the complexities surrounding the issue which range from the affordability of medicines to the availability of healthcare systems and the resources to make them effective.

Stronger customer orientation
As the Chairman noted, there is no let up in sight on the downward pressure we face on the price of medicines. More than ever, we need to demonstrate their value to those who buy them. Our collaborations with HealthCore and IMS will help us undertake ‘real world’ studies to understand how to treat disease most effectively and economically. We also need to undertake more studies such as the Brilinta PLATO study demonstrating that, even at a higher price, it is a more cost effective treatment than the generic alternative.
Equally, we need to recognise the changing shape of healthcare systems. Those who work in them are working more intensively and with less time to research medicines. We are therefore piloting new ways of working to meet their needs. These include the use of digital channels which offer information that is available when it is needed, and without having to leave the office.

Operational efficiency
Our continued drive for operational efficiency is typified by the design and construction of our new plant in China, which is using ‘Lean’ production principles from the outset. We are also streamlining processes and moving to a more flexible cost base in order to remain competitive.
As we reshape our business to meet the needs of our customers efficiently, we are seeing reductions in the workforce across much of our organisation, particularly in our mature Established Markets and in our R&D organisation. This reshaping includes plans for further R&D site consolidation. These are difficult decisions as they go to the heart of AstraZeneca, our people. Where possible, we seek to redeploy staff or assist with outplacement and, together with my colleagues, I remain committed to managing these changes in the right way, in accordance with local employment laws, our standards and core values.

A confident future
Our industry is undergoing a period of fundamental change. If we are to be one of the winners in the sector we need to make the necessary changes both to what we do and how we do it. I am confident that within AstraZeneca we have people with the skills to do that and pay tribute to their continued efforts in 2011 to ensure we deliver on our commitments to patients, society and our shareholders. I look forward to working with them to build on those efforts in 2012.

David R Brennan
Chief Executive Officer

Financial Review

Core operating profit was down 4%. Core R&D expense included a significant increase in intangible impairments compared with last year; without these, Core operating profit would have declined broadly in line with the revenue. Core earnings per share increased by 7%, benefiting from a lower tax rate and fewer shares outstanding as a result of share repurchases.
The actions related to the first two phases of our restructuring programmes are now completed, and are on track to deliver $4.3 billion in annual benefits by the end of 2014. These programmes have played an integral part in the significant improvement in our Core operating margin since they were launched in early 2007.
A new phase was announced in February 2012, and this programme is expected to deliver a further $1.6 billion in annual benefits by the end of 2014, at a planned cost of $2.1 billion.
Our cash generation remains strong, enabling us to invest for future growth and value by funding organic investment in R&D, externalisation and capital expenditures while also providing $9.4 billion in net cash distributions to shareholders by way of dividends and net share repurchases.

Simon Lowth
Chief Financial Officer

The purpose of this Financial Review is to provide a balanced and comprehensive analysis of the financial performance of the business during 2011, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

All growth rates in this Financial Review are expressed at CER unless noted otherwise.

2011 Business background and results overview
The business background is covered in the pharmaceutical industry section from page 15, the Therapy Area Review from page 56, and the Geographical Review from page 77 and describes in detail the developments in both our products and geographical regions.
As described earlier in our Annual Report, sales of our products are directly influenced by medical need and are generally paid for by health insurance schemes or national healthcare budgets. Our operating results can be affected by a number of factors other than the delivery of operating plans and normal competition, such as:
•
The adverse impact on pharmaceutical prices as a result of the macroeconomic and regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from federal and individual state programmes and health insurance bodies is leading to downward pressures on realised prices. In other parts of the world, there is a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.

•
The risk of generic competition following loss of patent protection or patent expiry or an ‘at risk’ launch by a competitor, with the potential adverse effects on sales volumes and prices. For example in 2011, our performance was affected by generic competition in the US for Arimidex and Toprol-XL. Further details of patent expiries for our key marketed products are included in the Patent expiries section on page 35.

•
The timings of new product launches, which can be influenced by national regulators, and the risk that such new products do not succeed as anticipated, together with the rate of sales growth and costs following new product launches.

•
Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, pound sterling and Swedish krona.

•	Macro factors such as greater demand from an ageing population and increasing requirements of servicing Emerging Markets.

Over the longer term, the success of our R&D is crucial and we devote substantial resources to this area. The benefits of this investment emerge over the long term and there is considerable inherent uncertainty as to whether and when it will generate future products.
The most significant features of our financial results in 2011 are:
•	Revenue was down 2% at $33,591 million (Reported: up 1%).
•	Strong double digit sales growth at CER for Crestor, Seroquel XR and Symbicort.
•	Emerging Markets revenue increased by 10% (Reported: 11%).
•	Revenue performance reflects the loss of nearly $2 billion of revenue from generic competition, as well as a further $1 billion lost to the impact of government price interventions.
•	Core operating profit was down 4% (Reported: 3%) to $13,167 million.
•	Operating profit up 10% (Reported: 11%) to $12,795 million.
•	The sale of Astra Tech, which resulted in a gain of $1,483 million and was excluded from Core operating profit.
•
Core operating margin of 39.2% of revenue was down 1.2 percentage points (Reported: 1.6 percentage points), as benefits arising from higher gross margin and lower SG&A spend at CER were more than offset by increased expenditures in R&D and lower Core other income. Reported operating margin was 38.1%.

•
Core EPS increased by 7% (Reported: 9%) to $7.28. Basic EPS was up 29% (Reported: 31%) to $7.33. Basic and Core EPS benefited from the lower number of shares outstanding resulting from net share repurchases and a lower effective tax rate compared with last year.

•	Dividends paid increased to $3,764 million (2010: $3,361 million). Net share repurchases totalled $5,606 million.
•
Total restructuring costs associated with the global programme to reshape the cost base of the business were $1,161 million in 2011. This brings the total restructuring costs charged to 31 December 2011 to $4,869 million.

Measuring performance
The following measures are referred to when reporting on our performance both in absolute terms but more often in comparison to earlier years in this Financial Review:
•
Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our Group Financial Statements prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB.

•
Core financial measures. These are non-GAAP measures because, unlike Reported performance, they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to the acquisition of MedImmune in 2007, the amortisation and impairment of the significant intangibles relating to our current and future exit arrangements with Merck in the US and other specified items. See the 2011 Reconciliation of Reported results to Core results table on page 85 for a reconciliation of Reported to Core performance.

•
Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging). A reconciliation of the Reported results adjusted for the impact of currency movements is provided in the 2011 Reported operating profit table on page 85.

•
Gross and operating profit margin percentages, and Core pre-R&D operating margin. These measures set out the progression of key performance margins and illustrate the overall quality of the business. Core pre-R&D operating margin is a non-GAAP measure of our Core financial performance. A reconciliation of Core pre-R&D operating margin to our operating profit is provided on pages 85 and 91.
•	Prescription volumes and trends for key products. These measures can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.
•	Net funds/debt. This represents our cash and cash equivalents, current investments and derivative financial instruments less interest-bearing loans and borrowings.
CER measures allow us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider CER growth by products and groups of products, and by countries and regions. CER sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.
We believe that disclosing Core financial and growth measures in addition to our Reported financial information enhances investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business and the related key business drivers. The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly, and on a year-on-year or period-by-period basis, the impact upon our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.
As shown in the 2011 Reconciliation of Reported results to Core results table on page 85, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown of those items by specific line item as such items are reflected in our Reported income statement. This illustrates the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.
Core pre-R&D operating margin is our Core operating margin before research and development costs recorded in the year. This measure reflects Core operating performance before reinvestment in internal research and development.
Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation.
Core financial measures are non-GAAP adjusted measures. All items for which Core financial measures are adjusted are included in our Reported financial information as they represent actual costs of our business in the periods presented. As a result, Core financial measures merely allow investors to differentiate between different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information in the 2011 Reported operating profit table on page 85, our reconciliation of Core financial measures to Reported financial information in the Reconciliation of Reported results to Core results table on page 85, and to the Results of operations – summary analysis of year to 31 December 2010 section from page 91 for our discussion of comparative Reported growth measures that reflect all factors that affect our business. Our determination of non-GAAP measures, and our presentation of them within this financial information, may differ from similarly titled non-GAAP measures of other companies.
The SET retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on Reported operating profit and EPS, with operational management being delegated on a case-by-case basis to ensure clear accountability and consistency for each cost category.

Results of operations – summary analysis of year to 31 December 2011
2011 Reported operating profit
	2011			2010	Percentage of sales		2011 compared with 2010
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2011%	Reported 2010%	CER growth %	Reported growth %
Revenue	33,591	(601)	923	33,269			(2)	1
Cost of sales	(6,026)	625	(262)	(6,389)	(17.9)	(19.2)	(10)	(6)
Gross margin	27,565	24	661	26,880	82.1	80.8	–	3
Distribution costs	(346)	3	(14)	(335)	(1.0)	(1.0)	(1)	3
Research and development	(5,523)	(15)	(190)	(5,318)	(16.5)	(16.0)	–	4
Selling, general and administrative costs	(11,161)	(409)	(307)	(10,445)	(33.2)	(31.4)	4	7
Profit on disposal of Astra Tech	1,483	1,483	–	–	4.4	–	n/a	n/a
Other operating income and expense	777	59	6	712	2.3	2.1	8	9
Operating profit	12,795	1,145	156	11,494	38.1	34.5	10	11
Net finance expense	(428)			(517)
Profit before tax	12,367			10,977
Taxation	(2,351)			(2,896)
Profit for the period	10,016			8,081

Basic earnings per share ($)	7.33			5.60

2011 Core operating results
			2011	2010	2011 compared with 2010
	Core $m	CER growth $m	Growth due to exchange effects $m	Core $m	CER growth %	Total Core growth %
Gross margin	27,619	(63)	658	27,024	–	2
Gross margin %	82.2%			81.2%
Distribution costs	(346)	3	(14)	(335)	(1)	3
Research and development	(5,033)	(639)	(175)	(4,219)	15	19
Selling, general and administrative costs	(9,918)	160	(301)	(9,777)	(2)	1
Other operating income and expense	845	(71)	6	910	(8)	(7)
Operating profit	13,167	(610)	174	13,603	(4)	(3)
Operating margin %	39.2%			40.8%
Net finance expense	(428)			(517)
Profit before tax	12,739			13,086
Taxation	(2,797)			(3,416)
Profit for the period	9,942			9,670

Basic earnings per share ($)	7.28			6.71

2011 Reconciliation of Reported results to Core results
	2011 Reported $m	Restructuring costs $m	Merck & MedImmune		Legal settlements $m	Profit on sale of Astra Tech $m	2011 Core $m
			Amortisation $m	Intangible impairments $m
Gross margin	27,565	54	–	–	–	–	27,619
Distribution costs	(346)	–	–	–	–	–	(346)
Research and development	(5,523)	468	–	22	–	–	(5,033)
Selling, general and administrative costs	(11,161)	639	469	–	135	–	(9,918)
Profit on disposal of Astra Tech	1,483	–	–	–	–	(1,483)	–
Other operating income and expense	777	–	68	–	–	–	845
Operating profit	12,795	1,161	537	22	135	(1,483)	13,167
Add back: Research and development	5,523	(468)	–	(22)	–	–	5,033
Pre-R&D operating margin	18,318	693	537	–	135	(1,483)	18,200
Pre-R&D operating margin %	54.5%						54.2%
Net finance expense	(428)	–	–	–	–	–	(428)
Profit before tax	12,367	1,161	537	22	135	(1,483)	12,739
Taxation	(2,351)	(306)	(98)	(6)	(36)	–	(2,797)
Profit for the period	10,016	855	439	16	99	(1,483)	9,942

Basic earnings per share ($)	7.33	0.63	0.32	0.01	0.07	(1.08)	7.28

Results of operations – summary analysis of year to 31 December 2011 continued
Revenue increased by 1% on a Reported basis but decreased by 2% on a CER basis. As in 2010, revenue benefited from strong growth of Crestor, Symbicort and Seroquel but was offset by lower revenues for Nexium, Arimidex and Seloken/Toprol-XL. Emerging Markets sales growth of 10% (Reported: 11%) and Established ROW 4% (Reported: 14%) was offset by a decline in US sales of 2% (Reported: 2%) and Western Europe of 11% (Reported: 7%).

Further details of our sales performance are contained in the Performance 2011 sections of the Therapy Area Review from page 56 and the Geographical Review from page 77.
Core gross margin of 82.2% increased 1.3 percentage points (Reported: 1.0 percentage points). The year-on-year improvement in the margin was largely due to the impact of the intangible impairment related to lesogaberan on 2010 gross margin and a $131 million benefit from the settlement of patent disputes with PDL Biopharma Inc. in 2011.
Core R&D expenditure was $5,033 million, 15% higher than last year (Reported: 19%), driven by higher intangible impairments charged to R&D expenditure in 2011, including $285 million for olaparib and $150 million for TC-5214, and late stage project spend.
Core SG&A costs of $9,918 million were 2% lower than in 2010 (Reported: 1% higher). Investment in Emerging Markets and recently launched brands, as well as the impact of the US healthcare reform excise tax were more than offset by operational efficiencies across Established Markets.
Core other income of $845 million was $65 million less than the previous year principally as a result of a higher level of disposal gains in 2010.
Core pre-R&D operating margin was 54.2%, up 1.0 percentage points (Reported: 0.7 percentage points), as the higher gross margin was only slightly offset by lower Core other income and higher SG&A costs as a percentage of revenue.
Core operating profit was $13,167 million, a decrease of 4% (Reported: 3%). Core operating margin declined by 1.2 percentage points (Reported: 1.6 percentage points) to 39.2% as a result of the higher R&D spend and lower Core other operating income.
Core EPS were $7.28, up 7% (Reported: 9%), with the lower operating profit offset by a lower effective tax rate, lower net interest as well as the benefit of a lower average number of shares outstanding.
Within Core adjustments, restructuring costs and amortisation were broadly in line with last year’s level. Non-core intangible impairments and legal provisions were significantly reduced from 2010. In 2011, Core adjustments also included the profit on the sale of our dental and healthcare subsidiary Astra Tech. Excluded from Core results were:
•	Impairment charges of $22 million (2010: $568 million), arising from impairments of assets capitalised as part of the MedImmune acquisition.
•
$135 million (2010: $612 million) of legal provision charges in respect of the ongoing Seroquel product liability litigation, Average Wholesale Price litigation in the US and the Toprol-XL antitrust litigation. In line with prior years these have been excluded from our Core performance and full details of these matters are included in Note 25 to the Financial Statements from page 184.

•	Restructuring costs totalling $1,161 million (2010: $1,202 million), incurred as the Group continues its previously announced efficiency programmes.
•	Amortisation totalling $537 million (2010: $518 million) relating to assets capitalised as part of the MedImmune acquisition and the Merck exit arrangements.
•
Profit on sale of our subsidiary Astra Tech of $1,483 million. On 31 August, we completed the sale of Astra Tech to DENTSPLY International Inc. for a net cash consideration of $1,772 million. Further details of this disposal are included in Note 22 to the Financial Statements on page 170.

Reported operating profit was up 10% at CER (Reported: 11%) at $12,795 million, largely as a result of the impact of the profit on the disposal of Astra Tech. Reported EPS were $7.33, up 29% (Reported: 31%), as a result of the same factors affecting Core EPS along with the profit recognised on the disposal of Astra Tech.
Net finance expense was $428 million, against $517 million in 2010, due to reduced interest payable on lower debt balances ($46 million) and a lower net pension interest expense of $55 million principally due to increased pension assets held by our defined benefit schemes.
The 2011 taxation charge of $2,351 million (2010: $2,896 million) consists of a current tax charge of $2,578 million (2010: $3,435 million) and a credit arising from movements on deferred tax of $227 million (2010: $539 million).

The current year tax charge includes a prior period current tax credit of $102 million (2010: charge of $370 million). The reported effective tax rate for the year was 19.0% (2010: 26.4%). The reported effective tax rate has benefited from the non-taxable gain on the disposal of Astra Tech and an adjustment in respect of prior periods following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service (IRS) agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter as detailed more fully in Note 4 to the Financial Statements from page 152. Excluding these benefits, the effective tax rate for the year was 26.4% on a reported basis. This 26.4% tax rate is applied to the taxable Core adjustments to operating profit, resulting in a Core effective tax rate for the year of 22.0% including the benefit of the Advanced Pricing Agreement and related valuation matter settlement. A description of our tax exposures is set out in Note 25 to the Financial Statements on page 189.
Total comprehensive income for the year increased by $1,364 million from 2010 to $9,470 million. This was driven by the increase in profit for the year of $1,935 million, offset by a decrease of $571 million in other comprehensive income, principally due to $741 million of actuarial losses on our defined benefit schemes arising from lower discount rates being applied to our long-term pension obligations reflecting external market conditions.

Cash flow and liquidity – 2011
All data in this section is on a Reported basis.
Cash generated from operating activities was $7,821 million in the year to 31 December 2011, compared with $10,680 million in 2010. The decrease of $2,859 million is primarily driven by higher tax payments made this year, including a net amount of $1.1 billion in relation to the Advance Pricing Agreement between the UK and US governments’ tax authorities and the settlement of a related valuation matter, an increase in trade and other receivables and higher contributions made to our UK defined benefit pension fund.
Investment cash inflows of $577 million include the sale of Astra Tech ($1,772 million). Cash outflows on the purchase of tangible fixed assets amounted to $839 million in the year, in line with 2010. Further details of the Astra Tech disposal are included in Note 22 to the Financial Statements from page 170.
Net cash distributions to shareholders increased from $5,471 million in 2010 to $9,370 million in 2011 through dividend payments of $3,764 million and net share repurchases of $5,606 million, a significant increase on 2010 repurchases of $2,110 million. This reflects the Board’s 2010 stated objective of $4 billion share repurchases in 2011, with the target increased in 2011 following the Board’s decision to use the net proceeds from the Astra Tech sale to increase share repurchases.

Summary cash flows
	2011 $m	2010 $m	2009 $m
Net funds/(debt) brought forward at 1 January	3,653	535	(7,174)
Earnings before interest, tax, depreciation, amortisation and impairment (EBITDA)	15,345	14,235	13,630
Profit on disposal of Astra Tech	(1,483)	–	–
EBITDA before profit on disposal of Astra Tech	13,862	14,235	13,630
Movement in working capital and provisions	(897)	82	1,329
Tax paid	(3,999)	(2,533)	(2,381)
Interest paid	(548)	(641)	(639)
Other non-cash movements	(597)	(463)	(200)
Net cash available from operating activities	7,821	10,680	11,739

Purchase of intangibles (net)	(458)	(1,180)	(355)
Other capital expenditure (net)	(737)	(708)	(824)
Acquisitions	–	(348)	–
Net cash received on disposal of Astra Tech	1,772	–	–
Investments	577	(2,236)	(1,179)
Dividends	(3,764)	(3,361)	(2,977)
Net share (repurchases)/issues	(5,606)	(2,110)	135
Distributions	(9,370)	(5,471)	(2,842)
Other movements	168	145	(9)
Net funds carried forward at 31 December	2,849	3,653	535

Net funds
	2011 $m	2010 $m	2009 $m
Cash and cash equivalents	7,571	11,068	9,918
Short-term investments	4,248	1,482	1,484
Net derivative financial instruments	358	325	196
Cash, short-term investments and derivatives	12,177	12,875	11,598
Overdraft and short-term borrowings	(221)	(125)	(136)
Current instalments of loan	(1,769)	–	(1,790)
Loans due after one year	(7,338)	(9,097)	(9,137)
Loans and borrowings	(9,328)	(9,222)	(11,063)
Net funds	2,849	3,653	535

At 31 December 2011, outstanding gross debt (interest-bearing loans and borrowings) was $9,328 million (2010: $9,222 million). Of this gross debt, $1,990 million is due within one year (2010: $125 million).
Closing net funds include $3,765 million of US Treasury Bills with a maturity date greater than 90 days. These are included in short-term investments. Net funds of $2,849 million have decreased by $804 million during the year as a result of the net cash outflow described above.

Off-balance sheet transactions and commitments
We have no off-balance sheet arrangements and our derivative activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Payments due by period

	Less than 1 year $m	1-3 years $m	3-5 years $m	Over 5 years $m	2011 Total $m	2010 Total $m
Bank loans and other borrowings	2,493	1,574	1,684	9,764	15,515	15,964
Operating leases	92	116	62	122	392	506
Contracted capital expenditure	190	–	–	–	190	259
Total	2,775	1,690	1,746	9,886	16,097	16,729

Financial position – 2011
All data in this section is on a Reported basis.

Summary statement of financial position
	2011 $m	Movement $m	2010 $m	Movement $m	2009 $m
Property, plant and equipment	6,425	(532)	6,957	(350)	7,307
Goodwill and intangible assets	20,842	(1,187)	22,029	(86)	22,115

Inventories	1,852	170	1,682	(68)	1,750
Trade and other receivables	8,754	907	7,847	138	7,709
Trade and other payables	(9,360)	(326)	(9,034)	(103)	(8,931)
Provisions	(1,862)	76	(1,938)	(252)	(1,686)

Net income tax payable	(2,334)	1,521	(3,855)	(1,002)	(2,853)
Net deferred tax liabilities	(1,221)	449	(1,670)	285	(1,955)

Retirement benefit obligations	(2,674)	(202)	(2,472)	882	(3,354)

Non-current other investments	201	(10)	211	27	184
Net funds	2,849	(804)	3,653	3,118	535

Net assets	23,472	62	23,410	2,589	20,821

In 2011, net assets increased by $62 million to $23,472 million. The increase in net assets as a result of the Group profit of $10,016 million was offset by dividends of $3,752 million and share repurchases of $6,015 million.

Property, plant and equipment
Property, plant and equipment decreased by $532 million to $6,425 million. Additions of $807 million (2010: $808 million) were offset by depreciation of $1,086 million (2010: $1,076 million) and disposals of $233 million (2010: $73 million), including $151 million of assets on the sale of Astra Tech.

Goodwill and intangible assets
Our goodwill of $9,862 million (2010: $9,871 million) principally arose on the acquisition of MedImmune and the restructuring of our US joint venture with Merck in 1998. No goodwill has been capitalised in 2011.
Intangible assets amounted to $10,980 million at 31 December 2011 (2010: $12,158 million). Intangible asset additions were $442 million in 2011 (2010: $1,791 million), amortisation was $911 million (2010: $810 million) and impairments totalled $553 million (2010: $833 million). $113 million of assets were disposed of on the sale of Astra Tech.
Intangible asset impairment charges recorded in 2011 include $285 million following the termination of development of olaparib for the maintenance treatment of serous ovarian cancer and an impairment of $150 million reflecting a lower probability of success assessment for TC-5214, based on the results of the first two of four Phase III efficacy and tolerability studies. See pages 72 and 68 respectively of the Therapy Area Review for more information.
Included within our intangible assets are rights we have acquired as a result of our Merck termination arrangements. Further details of these arrangements are included in Note 25 to the Financial Statements from page 181. 2012 is the first year that AstraZeneca may exercise the second (and final) option in relation to these termination arrangements. If the option is exercised in 2012, this will effectively end AstraZeneca’s relationships with, and obligations to, Merck (other than some residual manufacturing arrangements).

Receivables, payables and provisions
Trade receivables increased by $383 million to $6,630 million driven, principally, by higher gross sales in the US in December 2011 and the way calendar working days fell at the 2011 year end. Other receivables increased by $566 million to $1,237 million driven by an increase in our Seroquel related settlement funds.
Included within trade receivables is approximately $650 million of net receivables, representing 10% of our trade receivables, due from customers in eurozone countries that have a sovereign credit rating of A or lower (Spain $300 million, Italy $270 million, Portugal $50 million and Greece $30 million). Within this balance is approximately $230 million of overdue government debt. In light of current market conditions, debts within these euro countries have been subject to enhanced monitoring and scrutiny by the Group. Our bad debt provisioning against these debts reflects our current estimate of the recoverability of these balances based on consideration of a number of factors such as the status of current negotiations, past payment history and individual countries’ budget constraints. In 2011, our revenue from these four countries was $1,113 million (Italy), $709 million (Spain), $305 million (Greece) and $223 million (Portugal).
Trade and other payables increased by $326 million in 2011, driven by increases in accruals of $177 million and rebates and chargebacks of $446 million, offset by a decrease in other payables of $215 million. The increase in rebates and chargebacks arose principally from increased managed-care and group purchasing organisation rebates. Further details of the movements on rebates and chargebacks are included on page 94.
The movement in provisions of $76 million in 2011 includes $716 million of additional charges recorded in the year, offset by $657 million of cash payments. Included within the $716 million of charges for the year is $135 million in respect of legal charges and $450 million for our global restructuring initiative. Cash payments of $657 million include $377 million against our ongoing global restructuring initiatives and $153 million related to legal matters. Further details of the charges made against our provisions are contained in Notes 17 and 25 to the Financial Statements.

Tax payable and receivable
Net income tax payable has decreased by $1,521 million to $2,334 million, principally due to the payment of a net amount of $1.1 billion in relation to the Advance Pricing Agreement between the UK and US governments’ tax authorities and the settlement of a related valuation matter. Our tax receivable balance of $1,056 million largely comprises tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 25 to the Financial Statements on page 189). Net deferred tax liabilities reduced by $449 million in the year.

Retirement benefit obligations
Net retirement benefit obligations increased by $202 million, due to an increase in post-retirement scheme obligations of $954 million driven by a reduction in the discount rate applied to long-term scheme obligations, reflecting present market conditions for corporate bonds, offset by pension fund employer contributions made in the year of $733 million (2010: $469 million) as detailed in Note 18 to the Financial Statements from page 165.
In recent years the Group has undertaken several initiatives to reduce its net pension obligation exposure. For the UK defined benefit pension scheme, which represents AstraZeneca’s largest defined benefit scheme, these initiatives have included agreeing funding principles for cash contributions to be paid to the UK pension scheme to target a level of assets in excess of the current expected cost of providing benefits, and, in 2010, amendments to the scheme to freeze pensionable pay at 30 June 2010 levels

(reducing the pension fund obligation by $693 million). In addition to the cash contributions to be paid into the UK pension scheme, AstraZeneca makes contributions to an escrow account which is held outside the pension scheme. The escrow account assets are payable to the fund in agreed circumstances, for example, in the event of AstraZeneca and the pension fund trustee agreeing on a change to the current long-term investment strategy.
AstraZeneca has agreed to fund the UK defined benefit scheme shortfall by making lump sum payments totalling £715 million ($1,103 million) before 30 June 2013. The first of these lump sum payments of £180 million ($278 million) was paid into the pension scheme from the escrow account in December 2011. A further £300 million ($463 million) was paid into the pension scheme during January 2012 with the balance payable by 30 June 2013. In 2011, £132 million ($213 million) was paid into the escrow account and a further £230 million ($355 million) was paid in during January 2012. At 31 December 2011, $296 million escrow fund assets are included within other investments (as detailed in Note 10 to the Financial Statements on page 160).
In 2011, approximately 96.7% (2010: 96.5%) of the Group’s obligations were concentrated in the UK, the US, Sweden and Germany. Further details of the Group’s pension schemes are included in Note 18 to the Financial Statements from page 165.

Commitments and contingencies
The Group has commitments and contingencies which are accounted for in accordance with the accounting policies described in the Financial Statements in the Group Accounting Policies section from page 146. The Group also has taxation contingencies. These are described in the Taxation section in the Critical accounting policies and estimates section on page 97 and in Note 25 to the Financial Statements from page 189.

Research and development collaboration payments
Details of future potential research and development collaboration payments are also included in Note 25 to the Financial Statements from page 181. As detailed in Note 25, payments to our collaboration partners may not become payable due to the inherent uncertainty in achieving the development and revenue milestones linked to the future payments. As part of our overall externalisation strategy, we may enter into further collaboration projects in the future that may include milestone payments and, therefore, as certain milestone payments fail to crystallise due to, for example, development not proceeding, they may be replaced by potential payments under new collaborations.

Investments, divestments and capital expenditure
As detailed earlier in the Research and Development section from page 30, AstraZeneca views collaborations, including externalisation arrangements in the field of research and development, as a crucial element of the development of our business.
The Group has completed over 90 major externalisation transactions over the past three years, one of which was a business acquisition and all others were strategic alliances and collaborations. Details of our business acquisitions and disposals in the past three years are contained in Note 22 to the Financial Statements from page 170. Details of our significant externalisation transactions are given below:
•
In January 2007, AstraZeneca signed an exclusive co-development and co-promotion agreement with BMS for the development and commercialisation of saxagliptin, a dipeptidyl peptidase IV inhibitor (DPP-IV) and dapagliflozin, a selective sodium-glucose co-transporter 2 (SGLT2) inhibitor, both for the treatment of Type 2 diabetes. The agreement is global with the exception of Japan for saxagliptin. Under each agreement the two companies jointly develop the clinical and marketing strategy and share development and commercialisation expenses on a global basis. To date, AstraZeneca has made upfront and milestone payments totalling $300 million for saxagliptin and $170 million for dapagliflozin and may make future milestone payments of $230 million on dapagliflozin contingent on achievement of regulatory milestones and launch in key markets. Following launch, profits and losses globally are shared equally and an additional $300 million of sales-related payments for each product may be triggered based on worldwide sales success. The Group made milestone payments to BMS of $120 million in 2011, $50 million in 2010 and $150 million in 2009.
•
In December 2009, AstraZeneca and Targacept entered into an in-licence agreement for AstraZeneca to obtain exclusive global development and commercialisation rights to Targacept’s investigational product for major depressive disorder (MDD), TC-5214. Under the deal, AstraZeneca made an upfront payment of $200 million and may make milestone payments to a maximum of $540 million up to launch. In addition, Targacept will be entitled to receive royalties on worldwide product sales and further milestone payments linked to worldwide product sales. As detailed in Note 9 to the Financial Statements from page 158, the carrying value of the intangible asset in relation to TC-5214, was impaired by $150 million in 2011 based on the results of the first two of four Phase III efficacy and tolerability studies of the compound.

The Group determines the above externalisation transactions to be significant using a range of factors. We look at the specific circumstances of the individual externalisation arrangement and apply several quantitative and qualitative criteria. Because we consider our externalisation strategy to be an extension of our R&D strategy, the expected total value of development payments under the transaction and its proportion of our annual R&D spend, both of which are proxies for overall research and development effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialisation activities (for example, the number of staff). Qualitative factors we consider include, without limitation, new market developments, new territories, new areas of research and strategic implications.
In aggregate, milestones capitalised under the Group’s other externalisation arrangements totalled $123 million in 2011, $337 million in 2010 and $306 million in 2009, and the Group recognised other income in respect of other externalisation arrangements totalling $18 million in 2011, $82 million in 2010 and $440 million in 2009.

Capitalisation and shareholder return
Dividend for 2011
	$	Pence	SEK	Payment date
First interim dividend	0.85	51.9	5.33	12 September 2011
Second interim dividend	1.95	123.6	13.21	19 March 2012
Total	2.80	175.5	18.54

Summary of shareholder distributions
	Shares repurchased (million)	Cost $m	Dividend per share $	Dividend cost $m	Shareholder distributions $m
2000	9.4	352	0.70	1,236	1,588
2001	23.5	1,080	0.70	1,225	2,305
2002	28.3	1,190	0.70	1,206	2,396
2003	27.2	1,154	0.795	1,350	2,504
2004	50.1	2,212	0.94	1,555	3,767
2005	67.7	3,001	1.30	2,068	5,069
2006	72.2	4,147	1.72	2,649	6,796
2007	79.9	4,170	1.87	2,740	6,910
2008	13.6	610	2.05	2,971	3,581
2009	–	–	2.30	3,339	3,339

2010	53.7	2,604	2.55	3,604	6,208
2011	127.4	6,015	2.80	3,6781	9,693
Total	553.0	26,535	18.425	27,621	54,156
1 Total dividend cost estimated based upon number of shares in issue at 31 December 2011.

Capitalisation
The total number of shares in issue at 31 December 2011 was 1,292 million. 10.7 million shares were issued in consideration of share option exercises for a total of $409 million. Share repurchases amounted to 127.4 million Ordinary Shares at a cost of $6,015 million. Shareholders’ equity increased by a net $33 million to $23,246 million at the year end. Non-controlling interests increased to $226 million (2010: $197 million).

Dividend and share repurchases
In recognition of the Group’s strong balance sheet, sustainable significant cash flow and the Board’s confidence in the strategic direction and long-term prospects for the business, the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.
The Board has recommended a 5% increase in the second interim dividend to $1.95 (123.6 pence, 13.21 SEK) to be paid on 19 March 2012. This brings the full year dividend to $2.80 (175.5 pence per share, 18.54 SEK), an increase of 10%.
In 2010, the Group recommenced its share repurchase programme. The Group completed net share repurchases of $5,606 million in 2011 (2010: $2,110 million). The Board has announced that the Group intends to complete net share repurchases in the amount of $4.5 billion during 2012, subject to market conditions and business needs.
In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

Future prospects
As described earlier in our Annual Report, the coming years will be challenging for the industry and for AstraZeneca as its revenue base transitions through a period of exclusivity losses and new product launches. AstraZeneca makes high-level planning assumptions for revenue evolution, margins, cash flow and business reinvestment to help guide the management of the business.
AstraZeneca assumes that the global biopharmaceutical industry can grow at least in line with real GDP over the planning horizon. While downward pressures on revenue from government interventions in the marketplace have intensified, AstraZeneca’s assessment remains that, as yet, these do not yet constitute a sustained ‘step-change’ in trend. The assumptions going forward for revenue, margins and cash flow assume no material mergers, acquisitions or disposals. In addition, our plans assume no premature loss of exclusivity for key AstraZeneca products.
It is expected that revenue in 2012 will continue to be affected by government interventions on pricing, and ongoing generic competition, including the anticipated loss of market exclusivity for Seroquel IR and Atacand in global markets, as well as for Crestor in Canada.
Over the last several years, the Group has undertaken significant restructuring initiatives aimed at reshaping the cost base to improve long-term competitiveness. The second phase of restructuring, which was announced in January 2010, comprised a significant change programme in R&D as well as additional productivity improvement initiatives in the supply chain and SG&A. The first two phases of the restructuring programme are now largely complete at a cumulative cost of $4.6 billion. This programme will deliver annual benefits to the Group by 2014. In February 2012, the Group announced the next phase of restructuring. Further details are set out in the Our strategic priorities to 2014 section from page 21.
A planning assumption remains that continued productivity improvements (including successful completion of restructuring initiatives), will aid the achievement of levels of revenue and margins to generate the requisite operating cash flow over the planning period to support the reinvestment needs of the business, debt service obligations and shareholder distributions.

APPENDIX B

Principal risks and uncertainties
The pharmaceutical sector is inherently risky and a variety of risks and uncertainties may affect our business. Below we describe the principal risks and uncertainties which we consider to be material to our business in that they may have a significant effect on our financial condition, results of operations and/or reputation.
These risks are not listed in any particular order of priority. Other risks, unknown or not currently considered material, could have a similar effect. We believe that the forward-looking statements about AstraZeneca in our Annual Report and as extracted here, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations.

Product pipeline risks
Failure to meet development targets	Impact
The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources, which may fail at any stage of the process due to a number of factors. These include: failure to obtain the required regulatory or marketing approvals for the product candidate or its manufacturing facilities; unfavourable clinical efficacy data; safety concerns; failure of R&D to develop new product candidates; and failure to demonstrate adequate cost effective benefits to regulators and the emergence of competing products.
Production and release schedules for biologics may be more significantly impacted by regulatory processes than other products. This is due to more complex and stringent regulation on the manufacturing of biologics and their supply chain.

A succession of negative drug project results and a failure to reduce development timelines effectively or produce new products that achieve commercial success could adversely affect the reputation of our R&D capabilities and is likely to materially adversely affect our financial condition and results of operations.

Difficulties of obtaining and maintaining regulatory approvals for new products	Impact
We are subject to strict controls on the commercialisation processes for our pharmaceutical products, including in their development, manufacture, distribution and marketing. The requirements to obtain regulatory approval based on a product’s

The predictability of the outcome and timing of review processes remains challenging, particularly in the US, due to competing regulatory priorities and a continuing sentiment of risk aversion on the part of regulatory reviewers and management.

safety, efficacy and quality before it can be marketed for an indication in a particular country, as well as to maintain and comply with licences and other regulations relating to its manufacture and marketing, are particularly important. The submission of an application to regulatory authorities (which vary, with different requirements, in each region or country) may or may not lead to the grant of marketing approval. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other countries. The approval of a product is required by the relevant regulatory authority in each country, although a single pan-EU MAA can be obtained through a centralised procedure.
In recent years, companies sponsoring new drug applications and regulatory authorities have been under increased public pressure to apply more conservative benefit/risk criteria. In some instances, regulatory authorities require a company to develop plans to ensure safe use of a marketed product before a pharmaceutical product is approved, or after approval, if a new and significant safety issue is established. In addition, third party interpretation of publicly available data on our marketed products has the potential to influence the approval status or labelling of a currently approved and marketed product.

Delays in regulatory reviews and approvals could impact the timing of a new product launch. In addition, the drive for public transparency of the review processes through the more extensive use of public advisory committees increases the unpredictability of the process. For example, in the US, the approval date for Brilinta was delayed in December 2010 by the issuance of a Complete Response Letter by the FDA requesting further data and analysis, which led to the product ultimately receiving US approval in the third quarter of 2011.

Failure to obtain and enforce effective IP protection	Impact
Our ability to obtain and enforce patents and other IP rights in relation to our products is an important element of our ability to protect our investment in R&D and create long-term value for the business. A number of the countries in which we operate are still developing their IP laws or may even be limiting the applicability of these laws to pharmaceutical inventions. Adverse political perspectives on the desirability of strong IP protection for pharmaceuticals in certain emerging and even developed markets may limit the scope for us to obtain effective IP protection for our products. As a result, certain countries may seek to limit or deny effective IP protection for pharmaceuticals.

Limitations on the availability of patent protection or the use of compulsory licensing in certain countries in which we operate could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues from those products. More information about protecting our IP is contained in the Intellectual Property section from page 34. Information about the risk of patent litigation and the early loss of IP rights is contained in the Expiry or loss of, or limitations on, IP rights section on page 132.

Delay to new product launches	Impact
Our continued success depends on the development and successful launch of innovative new drugs. The anticipated	Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial condition launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical studies, the manufacture of pre-launch product stocks, investment in marketing materials pre-launch, sales force training and the timing of anticipated future revenue streams from new product sales. These launch dates are primarily driven by the development programmes that we run and the demands of the regulatory authorities in the approvals process, as well as pricing negotiations. Delays to anticipated launch dates can result from a number of factors including adverse findings in preclinical or clinical studies, regulatory demands, competitor activity and technology transfer.

and results of operations. For example, for the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing difficulties may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. In addition, a delay in the launch may lead to increased costs if, for example, marketing and sales efforts need to be rescheduled or protracted for longer than expected.

Strategic alliances and acquisitions may be unsuccessful	Impact
We seek technology licensing arrangements and strategic collaborations to expand our product portfolio and geographical presence as part of our business strategy.
Such licensing arrangements and strategic collaborations are key, enabling us to grow and strengthen the business. The success of such arrangements is largely dependent on the technology and other IP we acquire and the resources, efforts and skills of our partners. Also, under many of our strategic alliances, we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments.
Furthermore, we experience strong competition from other pharmaceutical companies in respect of licensing arrangements and strategic collaborations, and therefore may be unsuccessful in establishing some of our intended projects.
We may also seek to acquire complementary businesses as part of our business strategy. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition related charges, amortisation of expenses related to intangibles and charges for the implementation of long-term assets. We may also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures.

If we fail to complete these types of collaborative projects in a timely manner, on a cost effective basis, or at all, this may limit our ability to access a greater portfolio of products, IP, technology and shared expertise.
Additionally, disputes or difficulties in our relationship with our collaborators or partners may arise, often due to conflicting priorities or conflicts of interest between parties, which may erode or eliminate the benefits of these alliances.
The incurrence of significant debt or liabilities as a result of integration of an acquired business could cause deterioration in our credit rating and result in increased borrowing costs and interest expense.
Further, if, following an acquisition, liabilities are uncovered in the acquired business, the Group may suffer losses and may not have remedies against the seller or third parties. The integration process may also result in business disruption, diversion of management resources, the loss of key employees, and other issues such as a failure to integrate IT and other systems.

Commercialisation and business execution risks
Challenges to achieving commercial success of new products	Impact
The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is of particular importance to us in order to replace lost sales following patent expiry. We may ultimately be unable to achieve commercial success for any number of reasons. These include difficulties in manufacturing sufficient quantities of the product candidate for development or commercialisation in a timely manner, erosion of IP rights including infringement by third parties and failure to show a differentiated product profile.
As a result, we cannot be certain that compounds currently under development will achieve success, and our ability to accurately assess, prior to launch, the eventual efficacy or safety of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and small clinical study patient samples.
Additionally, the commercialisation of biologics is often more complex than for traditional pharmaceutical products, primarily due to differences in the mode of administration, technical aspects of the product and rapidly changing distribution and reimbursement environments.

If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that we are unable to fully recoup the costs incurred in launching it, which could materially adversely affect our financial condition and results of operations.
Due to the complexity of the commercialisation process for biologics, the methods of distributing and marketing biologics could materially adversely impact our revenues from the sales of products such as Synagis and FluMist/Fluenz.

Illegal trade in our products	Impact
Illegal trade covers the theft, illegal diversion and counterfeiting of our products. Illegal trade in pharmaceutical products is estimated to exceed $75 billion per year and is generally considered by the industry, NGOs and governmental authorities to be increasing. We suffer a commensurate financial exposure to illegal trade, but in many cases, due to the nature of our portfolio, this exposure has a greater impact on public health. Regulators and the public expect us to secure the integrity of our supply chain and to actively cooperate in the reduction of illegal trade in genuine AstraZeneca products, whether illegally diverted or stolen, and in counterfeited products.

Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about the issue may induce some patients to stop taking their medicines, with consequential risks to their health. There is also a direct financial loss where counterfeit medicines replace sales of genuine products and where genuine products are recalled following discovery of counterfeit, stolen and/or illegally traded products in an effort to regain control of the integrity of the supply chain. In many countries, particularly developing markets, a robust programme to tackle illegal trade is seen as part of the licence to operate.

Developing our business in Emerging Markets	Impact
The development of our business in Emerging Markets is a critical factor in determining our future ability to sustain or increase our global product revenues. This poses various challenges including: more volatile economic conditions; competition from companies with existing market presence; the need to identify correctly and to leverage appropriate opportunities for sales and marketing; poor IP protection; inadequate protection against crime (including counterfeiting, corruption and fraud); the need to impose developed market compliance standards; inadvertent breaches of local and international law; not being able to recruit appropriately skilled and experienced personnel; identification of the most effective sales channels and route to market; and interventions by national governments or regulators restricting access to market and/or introducing adverse price controls.
The failure to exploit potential opportunities appropriately in Emerging Markets may materially adversely affect our reputation, financial condition and results of operations.
Expiry or loss of, or limitations on, IP rights	Impact
Pharmaceutical products are only protected from being copied during the limited period of protection under patent rights and/or related IP rights such as Regulatory Data Protection or Orphan Drug status. Expiry or loss of these rights typically leads to the immediate launch of generic copies of the product in the country where the rights have expired or been lost.
See the Intellectual Property section from page 34 which contains a table of certain patent expiry dates for our key marketed products.
Additionally, the expiry or loss of patents covering other innovator companies’ products may also lead to increased competition for our own, still-patented, products in the same product class due to the availability of generic products in that product class.

Products under patent protection or within the period of Regulatory Data Protection typically generate significantly higher revenues than those not protected by such rights. Our revenues, financial condition and results of operations may be materially adversely affected upon expiry or early loss of our IP rights, due to generic entrants into the market for the applicable product. Additionally, the loss of patent rights covering major products of other pharmaceutical companies, such as Lipitor™ (in November), may adversely affect the growth of our still-patented products in the same product class (ie Crestor) in that market.

Pressures resulting from generic competition	Impact
Our products compete not only with other products approved for the same condition, marketed by research-based pharmaceutical companies but also with generic drugs marketed by generic pharmaceutical manufacturers. These competitors may invest more of their resources into the marketing of

If challenges to our patents by generic drug manufacturers succeed and generic products are launched, or generic products are launched ‘at risk’ on the expectation that challenges to our IP will be successful, this may materially adversely affect our financial condition and results of operations. In 2011, their products than we do depending on the relative priority of these competitor products within their company’s portfolio. Generic versions of products are often sold at lower prices than branded products as the manufacturer does not have to recoup the significant cost of R&D investment and market development. All our patented products, including Nexium, Crestor and Seroquel are subject to price pressures as a result of competition from generic copies of these products and from generic forms of other drugs in the same product class.
As well as facing generic competition upon expiry or loss of IP rights, we also face the risk that generic drug manufacturers seek to market generic versions of our products prior to expiries of our patents and/or the Regulatory Exclusivity periods. For example, we are currently facing challenges in the US from numerous generic drug manufacturers regarding our patents for Seroquel XR, Nexium and Crestor, three of our best selling products. Generic manufacturers may also take advantage of the failure of certain countries to properly enforce Regulatory Data Protection and may launch generics during this protected period. This is a particular risk in some Emerging Markets where appropriate patent protection may be difficult to obtain or enforce.

US sales for Seroquel XR, Nexium and Crestor were $779 million, $2,397 million, and $3,074 million respectively. Furthermore, if limitations on the availability, scope or enforceability of patent protection are implemented in jurisdictions in which we operate, generic manufacturers in these countries may be increasingly able to introduce competing products to the market earlier than they would have been able to, had more robust patent or Regulatory Data Protection been available.

Effects of patent litigation in respect of IP rights	Impact
Any of the IP rights protecting our products may be asserted or challenged in IP litigation initiated against or by alleged infringers. Such IP rights may be affected by validity challenges in patent offices. Regardless, we expect our most valuable products to receive the greater number of challenges. Despite our efforts to establish and defend robust patent protection for our products, we may not succeed in protecting our patents from such litigation or other challenges.
We also bear the risk that we may be found to infringe patents owned or licensed exclusively by third parties, including research-based and generic pharmaceutical companies and individuals. Infringement accusations may implicate, for example, our manufacturing processes, product intermediates or use of research tools. Details of significant infringement claims against us by third parties enforcing IP rights can be found in Note 25 to the Financial Statements from page 181.

If we are not successful in maintaining exclusive rights to market one or more of our major products, particularly in the US where we achieve our highest revenue, our revenue and margins could be materially adversely affected.
Managing or litigating infringement disputes over so-called ‘freedom to operate’ can be costly. We may be subject to injunctions against our products or processes and be liable for damages or royalties. We may need to obtain costly licences. These risks may be greater in respect of biologics and vaccines, where patent infringement claims may relate to research tools, methods and biological materials. While we seek to manage such risks by, for example, acquiring licences, foregoing certain activities or uses, or modifying processes to avoid infringement claims and permit commercialisation of our products, such steps entail significant cost and there is no guarantee that they will be successful.

Price controls and reductions	Impact
Most of our key markets have experienced the implementation of various cost control or reimbursement mechanisms in respect of pharmaceutical products. For example, in the US, realised prices are being depressed through cost-control tools such as restricted lists and formularies, which employ ‘generic first’ strategies and require physicians to obtain prior approval for the use of a branded medicine where a generic version exists. These mechanisms put pressure on manufacturers to reduce prices and to limit access to branded products. Many of these mechanisms shift a greater proportion of the cost of medicines to the individual via out-of-pocket payments at the pharmacy counter. The patient out-of-pocket spend is generally in the form of a co-payment or, in some cases, a co-insurance, which is designed, principally, to encourage patients to use generic medicines.
Concurrently, many markets are adopting the use of Health Technology Assessment (HTA) to provide a rigorous evaluation of the clinical efficacy of a product, at or post launch. HTA evaluations are also increasingly being used to assess the clinical as well as the cost effectiveness of products in a particular health system. This comes as payers and policy makers attempt to drive increased efficiencies in the use and choice of pharmaceutical products.
A summary of the principal aspects of price regulation and how price pressures are affecting our business in our most important markets is set out in the Geographical Review from page 77 and these economic pressures are also further discussed below in the following risk factor.

Due to these pressures on the pricing of our products, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our product investment. These pressures, including the increasingly restrictive reimbursement policies to which we are subject and the potential adoption of new legislation expanding the scope of permitted commercial importation of medicines into the US, could materially adversely affect our financial condition and results of operations.
We expect that these pressures on pricing will continue, and there can be no assurance that they will not increase.

Economic, regulatory and political pressures	Impact
We face continued economic, regulatory and political pressures to limit or reduce the cost of our products.
In 2010, the US passed the Affordable Care Act, a comprehensive health reform package with provisions taking effect between 2010 and 2014. The law expands insurance coverage, establishes new national entities focused on health system reforms and calls on the pharmaceutical industry and

It is not possible to accurately estimate the financial impact of the potential consequences resulting from the Affordable Care Act or related legislative changes when taken together with the number of other market and industry related factors that can also result in similar impacts. While the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates other healthcare industries to offset spending increases through ‘pay-fors’. In terms of specific provisions impacting our industry, the law mandates higher rebates and discounts on branded drugs for certain Medicare and Medicaid patients as well as an industry-wide excise tax. The law also includes several health system delivery reforms that will be implemented over the next three years, including the establishment of a new comparative effectiveness research organisation, the Patient-Centered Outcomes Research Institute and an Independent Payment Advisory Board with broad authority to propose to cut Medicare expenditures.
The health reform legislation expands the patient population eligible for Medicaid and provides new insurance coverage for individuals through state-operated health insurance exchanges. Large employers have typically offered generous health insurance benefits, but many are struggling with increasing health insurance premiums and may therefore opt to shift employee coverage into the health insurance exchanges, which will be operational by 2014. The pharmaceutical industry could be adversely impacted by such shifts if the health insurance exchanges do not offer a prescription drug benefit that is as robust as benefits historically provided by large employers.
In the EU, efforts by the European Commission to reduce inconsistencies and to improve standards in the disparate national regulatory systems have met with little immediate success. The industry continues to be exposed in Europe to a range of disparate pricing systems, ad hoc cost-containment measures and reference pricing mechanisms, which impact prices.
Further information regarding these pressures is contained in the Regulatory requirements and Pricing pressure sections from page 17.
on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $750 million, this reflects only the limited number of known, quantifiable and isolatable effects of these legislative developments. Other potential indirect or associated consequences of these legislative developments, which continue to evolve and which cannot be estimated could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar governmental programmes, such as the recent proposals to limit Medicare benefits, which could indirectly impact our pricing or sales of prescription products within the private sector.
These continued disparities in pricing systems could lead to marked price differentials between markets, which increase the pricing pressure affecting the industry. The importation of pharmaceutical products from countries where prices are low due to government price controls or other market dynamics, to countries where prices for those products are higher, is already prevalent and may increase. In particular, as discussed in the Pricing pressure section on page 18, Germany, Spain, Portugal and Greece have all introduced a number of short-term measures to lower healthcare spending, including price cuts or increased mandatory rebates, which could have a material adverse effect on our financial condition and results of operations.

Biosimilars	Impact
Various regulatory authorities are implementing or considering abbreviated approval processes for biosimilars (similar versions of existing biologics, also referred to as ‘similar biological medicinal products’, ‘follow-on biologics’ and ‘follow-on protein products’) that would compete with patented biologics.

While it is uncertain when any such abbreviated approval processes may be fully adopted, particularly for more complex protein molecules such as MAbs, any such processes could materially adversely affect the future commercial prospects for patented biologics, such as the ones that we produce.

For example, in 2010, the US enacted the Biologics Price Competition and Innovation Act within the Affordable Care Act, which contains general directives for biosimilar applications. The FDA sought stakeholder input on specific issues and challenges in implementing an abbreviated biosimilar approval pathway and further guidance is expected to be issued in the first quarter of 2012. In addition, the FDA and the industry have reached agreement on biosimilar user fees. In Europe, the EMA published a draft guideline on similar biological medicinal products containing MAbs. This draft guideline will likely be finalised in 2012 and is expected to include more clarification around the definition of biosimilars.

Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation	Impact
There is an increasing focus globally on the implementation and enforcement of anti-bribery and anti-corruption legislation. For example, the UK Bribery Act came into force in July. This act has extensive extra-territorial application, implements significant changes to existing UK anti-bribery legislation and broadens the scope of statutory offences and the potential applicable penalties, including, organisational liability for any bribe paid by persons or entities associated with an organisation where the organisation failed to have adequate preventative procedures in place at the time of the offence. There is also an increase in the maximum applicable penalties for bribery, including up to 10 years imprisonment and unlimited fines. There have also been increased enforcement efforts in the UK by the Serious Fraud Office and, in the US, there has been significant enforcement activity in respect of the Foreign Corrupt Practices Act by the SEC and US Department of Justice against US companies and non-US companies listed in the US.
We are the subject of current anti-corruption investigations and there can be no assurance that we will not, from time to time, continue to be subject to informal inquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in a variety of roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others.

We devote significant resources to the considerable challenge of compliance with this legislation, including in emerging and developing markets, at considerable cost. Investigations from governmental agencies require additional resources. Despite taking significant measures to prevent breaches of applicable anti-bribery and anti-corruption laws by our personnel, breaches may result in the imposition of significant penalties, such as fines, the requirement to comply with monitoring or self-reporting obligations or debarment or exclusion from government sales or reimbursement programmes, any of which could materially adversely affect our financial condition and results of operations and reputation.

Any expected gains from productivity initiatives are uncertain	Impact
We continue to implement various productivity initiatives and restructuring programmes with the aim of enhancing the long-term efficiency of the business. However, anticipated cost savings and other benefits from these programmes are based on estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the pharmaceutical industry or our operations, including new business developments, wage or price increases.

If inappropriately managed, the expected value of these initiatives could be lost through low employee engagement and reduced productivity, increased absence and attrition levels, and industrial action.
Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation, engagement, talent management, recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could materially adversely affect our results of operations and financial condition.

Failure of information technology	Impact
We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing and sales capabilities, and are an important means of internal and external communication.
Any significant disruption of these IT systems or failure to integrate new and existing IT systems could materially adversely affect our financial condition and results of operations.
Failure of outsourcing	Impact
We have outsourced a number of business critical operations to third party providers. This includes certain R&D processes, IS/IT systems, human resources, finance and accounting services.
In 2011, we terminated our existing outsource relationship for IT infrastructure services and transitioned to a new multi-sourced operating model. This includes bringing critical strategic and control activities back into AstraZeneca.

Failure of the outsource provider to deliver timely services and to the required level of quality could materially adversely affect our financial condition and results of operations and adversely impact our ability to meet business targets and maintain a good reputation within the industry and with stakeholders. It may also result in non-compliance with applicable laws and regulations.
A failure to successfully manage and effect the transfer of the provision of the IT infrastructure services in-house and to the new outsourcing providers could create disruption which could materially adversely affect our financial condition and results of operations.

Supply chain and delivery risks
Manufacturing biologics	Impact
Manufacturing biologics, especially in large quantities, is complex and may require the use of innovative technologies to handle living micro-organisms and facilities specifically designed and validated for this purpose, with sophisticated quality assurance and control procedures.
Slight deviations in any part of the manufacturing process may result in lot failure, product recalls or spoilage, for example due to contamination.

Reliance on third parties for goods	Impact
We increasingly rely on third parties for the timely supply of goods, such as specified raw materials (for example, the active pharmaceutical ingredient in some of our medicines), equipment, formulated drugs and packaging, all of which are key to our operations.
Unexpected events and/or events beyond our control could result in the failure of the supply of goods. For example, suppliers of key goods we rely on may cease to trade. In addition, we may have limited supply of biological materials, such as cells, animal products or by-products. Furthermore, government regulations in multiple jurisdictions could result in restricted access to, use or transport of, such materials.

Third party supply failure could materially adversely affect our financial condition and results of operations. This may lead to significant delays and/or difficulties in obtaining goods and services on commercially acceptable terms.
Loss of access to sufficient sources of such materials may interrupt or prevent our research activities as planned and/or increase our costs. Further information is contained in the Managing sourcing risk section on page 39.

Legal, regulatory and compliance risks
Adverse outcome of litigation and/or governmental investigations	Impact
We may be subject to legal proceedings and governmental investigations. Litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards for damages can result from an adverse verdict. In many cases, plaintiffs may claim compensatory, punitive and statutory damages in extremely high amounts. In particular, the marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers, and patients, are subject to extensive regulation, litigation and governmental investigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers which have resulted in substantial expense and other significant consequences. Note 25 to the Financial Statements from page 181 describes the material legal proceedings in which we are currently involved.

Investigations or legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Unfavourable resolution of current and similar future proceedings against us could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies; require us to make significant provisions in our accounts relating to legal proceedings; and could materially adversely affect our financial condition and results of operations.

Substantial product liability claims	Impact
Pharmaceutical companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims.

Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could materially adversely affect our financial condition and results of operations, particularly where such circumstances are not covered by insurance. Further details of our Seroquel product liability litigation are set out in Note 25 to the Financial Statements from page 181.

Failure to adhere to applicable laws, rules and regulations	Impact
Any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings being filed against us, or in us becoming subject to regulatory sanctions. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight (and this could affect us, whether such failure is our own or that of our third party contractors).

This could materially adversely affect the conduct of our business.
For example, once a product has been approved for marketing by regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. In addition, any amendments that are made to the manufacturing, distribution, marketing and safety surveillance processes of our products may require additional regulatory approvals, which could result in significant additional costs and/or disruption to these processes. Such amendments may be imposed on us as a result of the continuing inspections to which we are subject or may be made at our discretion. It is possible, for example, that regulatory issues concerning compliance with current Good Manufacturing Practice or safety monitoring regulations for pharmaceutical products (often referred to as pharmacovigilance) could arise and lead to loss of product licences, product recalls and seizures, interruption of production leading to product shortages and delays in new product approvals pending resolution of the issues.

Environmental/occupational health and safety liabilities	Impact
We have environmental and/or occupational health and safety related liabilities at some currently or formerly owned, leased and third party sites, the most significant of which are detailed in Note 25 to the Financial Statements from page 181.

While we carefully manage these liabilities, if a significant non-compliance issue, environmental, occupational health or safety incident for which we are responsible were to arise, this could result in us being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could materially adversely affect our financial condition and results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental or occupational health and safety liabilities may be insufficient if the assumptions underlying the provisions, including our assumptions regarding the portion of waste at a site for which we are responsible, prove incorrect or if we are held responsible for additional contamination or occupational health and safety related claims.

Economic and financial risks
Adverse impact of a sustained economic downturn	Impact
A variety of significant risks may arise from a sustained global economic downturn. Additional pressure from governments and other healthcare payers on medicine prices	While we have adopted cash management and treasury policies to manage this risk (see Financial risk management policies section on page 93), we cannot be certain and volumes of sales in response to recessionary pressures on budgets may cause a slowdown or a decline in growth in some markets. In some cases, those governments most severely impacted by the economic downturn may seek alternative ways to settle their debts through, for example, the issuance of government bonds which might trade at a discount to the value of the debt. In addition, our customers may cease to trade, which may result in losses from writing off debts.
We are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating our business and the long and uncertain development cycles of our products. In a sustained economic downturn, financial institutions with whom we deal may cease to trade and there can be no guarantee that we will be able to access monies owed to us without a protracted, expensive and uncertain process, if at all.
Our cash investments are managed centrally and more than 95% of deposits are invested directly in short-term, liquid US dollar funds and US Treasury Bills. Therefore, our major credit exposure is US sovereign default risk.

that these will be completely effective in particular in the event of a global liquidity crisis. In addition, open positions where we are owed money and deposits with financial institutions cannot be guaranteed to be recoverable. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may, for instance, be the case in the event of any default by the Group on its debt obligations, which may materially adversely affect our ability to secure debt funding in the future or generally on our financial condition. Further information on debt-funding arrangements is contained in the Financial risk management policies section on page 93.

Impact of fluctuations in exchange rates	Impact
As a global business, currency fluctuations can significantly affect our results of operations, which are reported in US dollars. Approximately 40% of our global 2011 sales were in the US, which is expected to remain our largest single market for the foreseeable future. Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Australian dollar and Canadian dollar. We have a growing exposure to emerging market currencies, where some have exchange controls in place, but for others the exchange rates are also linked to the US dollar. Major components of our cost base are located in the UK and Sweden, where an aggregate of approximately 26.7% of our employees are based.

Movements in the exchange rates used to translate foreign currencies into US dollars may materially adversely affect our financial condition and results of operations. Additionally, some of our subsidiaries import and export goods and services in currencies other than their own functional currency and so the results of such subsidiaries could be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. See Note 23 to the Financial Statements from page 171.

Limited third party insurance coverage	Impact
Recent insurance loss experience in our industry, including product liability exposures, has increased the cost of, and	If such denial of coverage is ultimately upheld, this could result in material additional charges to our earnings. An example of a narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. To contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held product liability insurance since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds.

dispute with insurers relating to the availability of insurance coverage and in relation to which costs incurred by the Group may not ultimately be recovered through such coverage is included in Note 25 to the Financial Statements in the Seroquel product liability section on page 187.

Taxation	Impact
The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories.
The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which enable us to ensure that our revenues and capital gains do not incur a double tax charge.

The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and EPS. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.
If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could materially adversely affect our financial condition and results of operations, as could a negative outcome of a tax dispute or a failure by the tax authorities to agree through competent authority proceedings. See the Financial risk management policies section on page 93 for tax risk management policies and Note 25 to the Financial Statements on page 189 for details of current tax disputes.

Pensions	Impact
Our pension obligations are backed by assets invested across the broad investment market. Our most significant obligations relate to the UK pension fund.
Sustained falls in these asset values will put a strain on funding which may result in requirements for additional cash, restricting cash available for strategic business growth. Similarly, if the liabilities rise as a result of a sustained low interest rate environment, there will be a strain on funding from the business. The likely increase in the IAS 19 accounting deficit generated by any of these factors may cause the ratings agencies to review our credit rating, with the potential to negatively affect our ability to raise debt. See Note 18 to the Financial Statements from page 165 for further details of the Group’s pension obligations.

APPENDIX C

This statement relates to and is extracted from the Annual Report. It is repeated here solely for the purpose of complying with rule 6.3.5 of the Disclosure and Transparency Rules. It is not connected to the information presented in this announcement or in the Company's fourth quarter and full year results 2011 announcement that was published on 2 February 2012.

Directors’ responsibility statement pursuant to DTR 4
The Directors confirm that to the best of our knowledge:
•
The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.

•
The Directors’ Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 2 February 2012

David R Brennan
Director

APPENDIX D

Related party transactions

During the period 1 January 2012 to 2 February 2012, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 27 to the Financial Statements on page 190).

ADDITIONAL INFORMATION

Trade marks

Trade marks of the AstraZeneca group of companies appear throughout our Annual Report and are extracted here in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a ™ sign and include: Abraxane™, a trade mark of Abraxis BioScience, LLC.; Cubicin™, a trade mark of Cubist Pharmaceuticals, Inc.; CytoFab™, a trade mark of Protherics Inc.; Kombiglyze XR™ and KomboglyzeTM, trade marks of Bristol-Myers Squibb Company; Lipitor™, a trade mark of Pfizer Ireland Pharmaceuticals; Onglyza™, a trade mark of Bristol-Myers Squibb Company; RanmarkTM, a trade mark of Daiichi Sankyo Company Limited; and Teflaro™, a trade mark of Forest Laboratories, Inc.

Cautionary statement regarding forward-looking statements

The purpose of our Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisors do not accept or assume responsibility to any other person to whom our Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation

Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: Our Annual Report and this extract from our Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in our Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of our Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 130 of our Annual Report. Nothing in our Annual Report or this extract should be construed as a profit forecast.

A C N Kemp
Company Secretary
26 March 2012

- ENDS -

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,703 ordinary shares of AstraZeneca PLC at a price of 2840 pence per share on 26 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,911,167.

A C N Kemp
Company Secretary
27 March 2012

Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,932 ordinary shares of AstraZeneca PLC at a price of 2837 pence per share on 27 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,648,634.

A C N Kemp
Company Secretary
28 March 2012

Item 28

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 27 March 2012, Mr Brennan received shares from the vesting of a previously announced award made in March 2009 under the AstraZeneca Performance Share Plan (AZPSP) whereby, following the application of performance measures specified at the time of grant, he has now become beneficially entitled to 78% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed. Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
David R Brennan	133,347	104,010	54,439	49,571	2854p

Mr Brennan has interests in both the ordinary shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

As a result of this transaction, Mr Brennan has an interest in 578,733 ordinary shares and 83,344 AstraZeneca ADSs, which together represent approximately 0.05% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 March 2012

Item 29

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 27 March 2012, Mr Lowth received shares from the vesting of a previously announced award made in March 2009 under the AstraZeneca Performance Share Plan (AZPSP) whereby, following the application of performance measures specified at the time of grant, he has now become beneficially entitled to 78% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed. Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Simon Lowth	54,276	42,335	22,015	20,320	2854p

As a result of this transaction, Mr Lowth has an interest in 209,047 ordinary shares, which represents approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 March 2012

Item 30

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 27 March 2012, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC ordinary shares, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in March 2009 under the AstraZeneca Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, the individuals listed, with the exception of Katarina Ageborg, have now become beneficially entitled to 78% of the shares originally awarded.  In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed.  The award made to Katarina Ageborg, who was not a member of AstraZeneca’s Senior Executive Team at the time of the award, was subject to different performance conditions, the outcome of which resulted in a vesting percentage of 101.5%. In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interests of Lynn Tetrault and Tony Zook are in the Company’s American Depositary Shares (ADSs).  One ADS equals one ordinary share.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Katarina Ageborg	4,359	4,424	0	4,424	2854p
Jeff Pott	23,026	17,960	9,509	8,451	2854p
David Smith	25,000	19,500	6,808	12,692	2854p
Lynn Tetrault	55,444	43,246	17,312	25,934	$45.65
Tony Zook	85,229	66,478	28,220	38,258	$45.65

A C N Kemp
Company Secretary
28 March 2012

Item 31

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,078 ordinary shares of AstraZeneca PLC at a price of 2827 pence per share on 28 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,664,918.

A C N Kemp
Company Secretary
29 March 2012

Item 32

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 28 March 2012, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com.  The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 2 Kingdom Street, London W2 6BD.

A C N Kemp
Company Secretary
29 March 2012

Item 33

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 March 2012, Tony Zook, a person discharging managerial responsibility, exercised an option over 113,638 AstraZeneca American Depositary Shares (ADSs) at an option price of $33.39 per ADS. One ADS equals one ordinary share.

Following the exercise, Mr Zook sold all of the ADSs so acquired at a price of $44.87 per ADS.

On 28 March 2012, Mr Zook sold a further 38,258 ADSs at a price of $44.64 per ADS.

A C N Kemp
Company Secretary
29 March 2012

Item 34

News Release

US DISTRICT COURT FINDS SEROQUEL XR® FORMULATION
PATENT VALID AND INFRINGED

30 March 2012

AstraZeneca today announced that the US District Court for the District of New Jersey has found the formulation patent protecting SEROQUEL XR® (quetiapine fumarate) extended release tablets to be valid. The court also ruled that Anchen Pharmaceuticals, Inc., Osmotica Pharmaceutical Corporation, Torrent Pharmaceuticals Limited, Torrent Pharma Inc., Mylan Pharmaceuticals Inc. and Mylan Inc. have infringed the SEROQUEL XR formulation patent.  The SEROQUEL XR formulation patent expires in 2017.

This follows a decision made in the UK on 22 March 2012, which found the formulation patent protecting SEROQUEL XR to be invalid. In the Netherlands, however, on 7 March 2012, the District Court in The Hague found the formulation patent protecting SEROQUEL XR to be valid.

AstraZeneca is pleased with the US District Court’s decision, which the company believes underlines the strength of its patents.

- ENDS -

NOTES TO EDITORS

About the Trial
In October 2011, the US District Court for the District of New Jersey conducted a trial of the pending patent infringement actions against four generic filers: Anchen Pharmaceuticals, Inc., Osmotica Pharmaceutical Corporation, Torrent Pharmaceuticals Limited, Torrent Pharma Inc., Mylan Pharmaceuticals Inc. and Mylan Inc.

Prior to the October trial, AstraZeneca settled its patent infringement case against Handa. On 29 September 2011, AstraZeneca granted Handa a license to the 5,948,437 patent effective 1 November 2016, or earlier under certain circumstances.

AstraZeneca · 2 Kingdom Street · London · W2 6BD T: +44 20 7604 8000 · F: +44 20 7604 8270 · astrazeneca.com	AstraZeneca PLC No. 2723534, Registered Office, 2 Kingdom Street, London W2 6BD

News Release

Additionally, on 5 October 2011, AstraZeneca settled its patent infringement action against Accord. AstraZeneca granted Accord a license to the 5,948,437 patent effective 1 November 2016, or earlier under certain circumstances. In both instances, the Court dismissed the action against the filers.

Today’s judgment is limited to the US market only and is not valid in other countries.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Page 2/2

Item 35

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 305,304 ordinary shares of AstraZeneca PLC at a price of 2786 pence per share on 29 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,276,079.

A C N Kemp
Company Secretary
30 March 2012

Item 36

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 29 March 2012, Lynn Tetrault, a person discharging managerial responsibility, sold 25,934 AstraZeneca American Depositary Shares (ADSs) at an average price of $44.27 per ADS. One ADS equals one ordinary share.

A C N Kemp
Company Secretary
30 March 2012